Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

DATED AS OF APRIL 1, 2009

AMONG

FLEETCOR TECHNOLOGIES OPERATING COMPANY, LLC

as PURCHASER

CLC GROUP, INC.

as THE COMPANY

AND

THE ENTITIES AND INDIVIDUALS IDENTIFIED

ON THE SIGNATURE PAGES HERETO AS “SELLER PARTIES”,

as SELLER PARTIES

7.5	Financial Statements; Accounts Receivable	21
7.6	Company Indebtedness; Undisclosed Liabilities	22
7.7	Title to Property; Encumbrances	22
7.8	Litigation	23
7.9	Tax Matters	23
7.10	Absence of Certain Changes or Events	26
7.11	Labor Matters	28
7.12	ERISA	29
7.13	Insurance	31
7.14	Material Agreements	32
7.15	Certain Other Commitments	34
7.16	Compliance with Law	34
7.17	Environmental Compliance	34
7.18	No Brokers or Finders	35
7.19	Intellectual Property Rights	35
7.20	Sale Payments	37
7.21	Bank Accounts	37
7.22	Powers of Attorney	37
7.23	Employees	37
7.24	Agreements with Hotels	37
7.25	Disclaimer of Other Representations and Warranties	38

8. REPRESENTATIONS AND WARRANTIES OF PURCHASER AND		38

8.1	Organization and Good Standing	38
8.2	Authority Relative to Agreement; Compliance with Other Instruments; Absence of Conflict	39
8.3	Effect of Agreement	39
8.4	Litigation	39
8.5	No Brokers or Finders	39
8.6	Solvency; Corporate Structure	39
8.7	Acquisition For Investment, Inspection	40
8.10	Disclaimer of Other Representations and Warranties	40

9. FURTHER AGREEMENTS OF THE PARTIES		40

9.1	Expenses	40
9.2	Tax Matters	40
9.3	Access and Cooperation Following the Closing	43
9.4	Director and Officer Liability and Indemnification	44
9.5	Compliance with WARN Act	45
9.6	Seller Expense Holdback Amount and Seller Indemnity Holdback Amount	45
9.7	Public Announcements	46
9.8	Restrictive Covenants	46
9.9	Nautic Contributed Stock; Series E Purchase Agreement	48

10. INDEMNIFICATION AND RELATED MATTERS		49

10.1	Indemnification	49

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10.2	Survival of Representations, Warranties and Covenants; Limitations	51
10.3	Procedures with Respect to Claims	51
10.4	Calculation of Damages	53
10.5	Exclusive Remedy	53

11. MISCELLANEOUS		54

11.1	Entire Agreement	54
11.2	Further Assurances	54
11.3	Governing Law	54
11.4	Headings	55
11.5	Notices	55
11.6	Binding Effect; Assignment	57
11.7	Counterparts; Signatures by Telecopy	57
11.8	Time of Essence	57
11.9	Seller Representative	57
11.10	Mutual Drafting	59
11.11	Amendments	59
11.12	Retention of Counsel	59
11.13	No Third Party Liability	59

SCHEDULES AND EXHIBITS

Schedule X – Stock Ownership, Stock Options and Pro Rata Share

Schedule 3.3(c)(ii) – Closing Costs

Schedule 4.2 – Governmental Approvals

Schedule 7.1(a) – Organization and Good Standing

Schedule 7.2 – Capitalization

Schedule 7.2(b) – Terminated Agreements

Schedule 7.4 – Absence of Conflict

Schedule 7.5(b) – Certain Accounts Receivable

Schedule 7.6 – Company Indebtedness

Schedule 7.7(b) – Leased Real Property

Schedule 7.7(c) – Personal Property

Schedule 7.8 – Litigation

Schedule 7.9(b) – Tax Returns

Schedule 7.9(c) – Tax Proceedings

Schedule 7.9(f) – Compensation Tax Matters

Schedule 7.9(l) – Tax Authorities

Schedule 7.10 – Absence of Certain Changes or Events

Schedule 7.11 – Labor Matters

Schedule 7.12 – ERISA

Schedule 7.13 – Insurance

Schedule 7.14 – Material Agreements

Schedule 7.15 – Certain Other Commitments

Schedule 7.17 – Environmental Compliance

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Schedule 7.19 – Intellectual Property Rights

Schedule 7.20 – Sale Payments

Schedule 7.21 – Bank Accounts

Schedule 7.22 – Powers of Attorney

Schedule 7.23 – Employees

Schedule 7.24 – Agreements with Hotels

Exhibit A-1 – Stock Option Surrender Agreement and General Acknowledgement and Release (applicable to Seller Parties holding Stock Options and/or receiving Sale Payments only)

Exhibit A-2 – General Acknowledgement and Release (applicable to Seller Parties holding Stock only)

Exhibit A-3 – Stock Option Surrender Agreement and General Acknowledgement and Release (Other Option Holders only)

- iv -

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT dated as of April 1, 2009, by and among FleetCor Technologies Operating Company, LLC, a Georgia limited liability company (the “Purchaser”), CLC Group, Inc., a Delaware corporation (the “Company”), and the parties listed on the signature pages hereto as “Seller Parties” (collectively, the “Seller Parties”).

W I T N E S S E T H

WHEREAS, the Seller Parties and the Other Option Holders (collectively, the “Sellers”) together own all of the issued and outstanding shares of Common Stock of the Company (the “Stock”) set forth opposite their names under the heading “Purchased Shares” on Schedule X hereto and those Stock Options set forth opposite their names under the heading “Stock Options” on Schedule X hereto, and certain of the Sellers hold the right to receive the Sale Payments;

WHEREAS, Purchaser desires to purchase all of the Stock from Sellers and Sellers desire to sell all of the Stock to Purchaser (other than the Nautic Contributed Stock), in each case upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Sellers that hold Stock Options desire to receive payment for their Stock Options in consideration of their cancellation and will enter into agreements providing for the cancellation of such options in exchange for cash; and

WHEREAS, in connection with the transactions contemplated by this Agreement, the Company shall pay to certain Sellers a Sale Payment (as defined herein) under the Company’s 2006 Management Bonus Plan.

Accordingly, in consideration of the premises and the mutual representations, warranties, covenants and agreements hereinafter set forth, the parties hereto do hereby agree as follows:

1. CERTAIN DEFINITIONS.

1.1 Defined Terms. As used in this Agreement, the following terms shall have the meanings specified or referred to below (terms defined in the singular to have the correlative meaning in the plural and vice versa):

“Accounting Firm” shall have the meaning set forth in Section 2.2(b).

“Affiliate” means, as applied to the Company or any other specified Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with the Company (or other specified Person) and shall also include (a) any Person who is an officer or director of the Company or any Subsidiary thereof (or other specified Person) or beneficial owner of at least five percent (5%) of the then outstanding capital stock of the Company (or other specified Person) and family members of any such Person, (b) any Person of which the Company (or other specified Person) shall, directly or indirectly, beneficially own at least ten percent (10%) of such Person’s outstanding capital stock, and (c) in the case of a specified Person who is an individual, any family member of such Person.

“Agreement” means this Stock Purchase Agreement, as amended.

“Audited Financial Statements” shall have the meaning set forth in Section 7.5(a).

“Benefit Plans” shall have the meaning set forth in Section 7.12(a).

“Bid” shall have the meaning set forth in Section 7.14(c).

“Business Day” shall mean any day that is not a Saturday or a Sunday or a day on which banks located in New York, New York are authorized or required to be closed.

“Capital Securities” means (a) as to any Person that is a corporation, the authorized shares of such Person’s capital stock, including all classes of common, preferred, voting and nonvoting capital stock, and, as to any Person that is not a corporation or an individual, the ownership or membership interests in such Person, including, without limitation, the right to share in profits and losses, the right to receive distributions of cash and property, and the right to receive allocations of items of income, gain, loss, deduction and credit and similar items from such Person, whether or not such interests include voting or similar rights entitling the holder thereof to exercise control over such Person, and (b) warrants, options or other securities, evidences of indebtedness or other obligations of a Person that are, directly or indirectly, convertible into or exercisable or exchangeable for securities of or other interest in such Person as described in clause (a) of this definition.

“Closing” shall have the meaning set forth in Section 3.1.

“Closing Costs” means all of the transaction-related fees and expenses incurred by the Company in connection with the Contemplated Transactions that remain unpaid as of the Closing Date and that are paid on the Closing Date pursuant to Section 3.3(c)(ii), including, without duplication, the fees of Oppenheimer & Co. Inc. and the fee payable to Nautic Management V, L.P. on the Closing Date in accordance with Section 9.6. The Closing Costs and recipients thereof are set forth on Schedule 3.3(c)(ii).

“Closing Date” shall have the meaning set forth in Section 3.1.

“Closing Net Working Capital” means the excess of (i) the sum of the Company’s and its Subsidiaries’ Current Assets as of 11:59 p.m. (New York time) on the Closing Date over (ii) the sum of the Company’s and its Subsidiaries’ Current Liabilities, as of 11:59 p.m. (New York time) on the Closing Date. The foregoing shall be determined on a consolidated basis for the Company and its Subsidiaries and in accordance with GAAP applied on a basis consistent with the methodologies, practices and principles used in the preparation of the Interim Financial Statements and the Audited Financial Statements (after giving effect to the Contemplated Transactions). For purposes of the calculation of Closing Net Working Capital and all adjustments thereto, all calculations of Taxes and Tax effects shall be made using the Tax rate applicable to the Tax period ending on the Closing Date (which Tax rate shall, for purposes of such calculations, be deemed to be the Tax rate that would be applicable if the last day of such period was the last day of the Company’s Tax year).

“Closing Statement” shall have the meaning set forth in Section 2.2(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Stock” shall have the meaning set forth in Section 7.2(a).

“Company” shall have the meaning set forth in the introduction to this Agreement.

“Company Breach” shall have the meaning set forth in Section 10.1(a)(i).

“Company Cash Balances” shall mean all cash and cash equivalents held by or for the account of the Company and its Subsidiaries as of the Closing Date, determined in accordance with GAAP. For clarity, Company Cash Balances shall (1) be calculated net of issued but uncleared checks and drafts and (2) include checks and drafts received by the Company and its Subsidiaries as of the Closing but not yet deposited.

“Company Indebtedness” shall mean all indebtedness of the Company and its Subsidiaries for borrowed money (expressly excluding trade payables constituting current liabilities), together with all accrued interest thereon and applicable prepayment premiums, all of which Company Indebtedness is described in Schedule 7.6 hereto.

“Contemplated Transactions” shall mean the sale of the Stock by Sellers to Purchaser, the purchase of the Stock by Purchaser from Sellers, the cancellation of Stock Options in exchange for cash, and the execution, delivery and performance of and compliance with this Agreement and all other agreements, documents and instruments to be executed and delivered pursuant to this Agreement.

“Current Assets” means the Company’s accounts receivable, inventory, prepaid expenses, Tax refunds receivable (Tax refunds shall be computed without taking into account the Transaction Tax Deduction Benefit), other current assets and Company Cash Balances, determined in accordance with GAAP applied on a basis consistent with the methodologies, practices and principles used in the preparation of the Interim Financial Statements and the Audited Financial Statements. Earned but unbilled fees for transactions processed or services provided through the Closing Date shall be included as accounts receivable. Solely for the purpose of determining Closing Net Working Capital, the following Current Assets to be shown on both the estimated and final Closing Statements will be treated as specified below:

a.	Prepaid Expenses to Total Systems Services, Inc. – to be excluded from Current Assets.

“Current Liabilities” means the Company’s accounts payable, accrued liabilities, Taxes payable and other current liabilities determined in accordance with GAAP applied on a basis consistent with the methodologies, practices and principles used in the preparation of the Interim Financial Statements and the Audited Financial Statements. Solely for the purpose of determining Closing Net Working Capital, the following Current Liabilities to be shown on both the estimated and final Closing Statements will be treated as specified below:

b.	Revenue reserve for Katrina programs – to be excluded from Current Liabilities.

c.	Deferred revenue for NTIA program – to be excluded from Current Liabilities.

d.	Deferred rent – to be excluded from Current Liabilities.

e.	Closing Costs – to be excluded from Current Liabilities; to be paid in accordance with Section 3.3(c)(ii).

f.	Sale Payments – to be excluded from Current Liabilities; to be paid directly out of Purchase Price in accordance with Schedule X.

g.	Company Indebtedness – to be excluded from Current Liabilities; to be paid directly by Purchaser in accordance with Section 3.3(c)(i).

In computing the Company’s Current Liabilities, Taxes owed shall be computed without taking into account the Transaction Tax Deduction Benefit. Incurred but unbilled payments for transactions processed by Total Systems Services, Inc. through the Closing Date shall be included as accounts payable.

“Damages” shall have the meaning set forth in Section 10.1(a)(i).

“Downing” shall have the meaning set forth in Section 9.8(d).

“Encumbrance” shall mean any security interest, mortgage, lien, pledge, hypothecation, adverse claim, title defect or restriction, including, but not limited to, any restriction on the use, voting, transfer, receipt of income or other exercise of attributes of ownership.

“Environmental Law” shall mean, with respect to the Company and its Subsidiaries, any law or regulation, as in effect on the Closing Date, of any Governmental Body which is applicable to the Company and its Subsidiaries and which relates to pollution or protection of the environment, including any law relating to emissions, discharges, Releases or threatened Releases of pollutants, contaminants or Hazardous Material into ambient air, surface water, groundwater or land.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Purchase Price” shall mean the Purchase Price as estimated in good faith by the Company pursuant to an estimated Closing Statement delivered by the Company not less than two (2) Business Days prior to the Closing Date.

“Excluded Claims” shall mean claims by a Purchaser Indemnified Party pursuant to Sections 6.1 (Title to Stock; Sale Payment Entitlements), 6.2 (Authority Relative to

Contemplated Transactions; Effect of Agreement), 7.1 (Organization and Good Standing; Subsidiaries), 7.2(a), (b) and (c) (Capitalization), 7.2(d) (Schedule X, it being understood and agreed that any such claim shall only be an Excluded Claim if it is determined to be valid and that otherwise such claim shall not be an Excluded Claim but shall otherwise be subject to the provisions of Article 10), 7.3 (Authority Relative to Contemplated Transactions, Effect of Agreement), 7.6(a) (Company Indebtedness), 7.9 (Tax Matters), 7.18 (Brokers or Finders), or 9.2 (Tax Matters).

“Fraud Claims” shall have the meaning set forth in Section 10.1(a)(ii).

“GAAP” shall mean generally accepted accounting principles in the United States.

“Government Contract” means each engagement and contract to which the Company or its Subsidiaries, on the one hand, and any Governmental Body, on the other hand, are parties.

“Governmental Body” shall mean any domestic or foreign national, state, multi-state or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body exercising any regulatory or taxing authority thereunder.

“Hazardous Material” shall mean (a) any “hazardous waste” as defined in the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Sections 6901 et seq.), as amended through the Closing Date, and regulations promulgated thereunder; (b) any “hazardous substance” as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. Sections 9601 et seq.), as amended through the Closing Date, and regulations promulgated thereunder; and (c) petroleum or petroleum products.

“Hotel Agreements” shall have the meaning set forth in Section 7.24.

“Hotel Chain” shall have the meaning set forth in Section 7.24.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” shall have the meaning set forth in Section 10.3(b).

“Indemnifying Party” shall have the meaning set forth in Section 10.3(b).

“Intellectual Property” shall mean any and all United States and foreign: (a) patents (including, without limitation, design patents, industrial designs and utility models), patent applications (including docketed patent disclosures awaiting filing, reissues, divisions, continuations-in-part and extensions), and patent disclosures awaiting filing determination; (b) registered trademarks, service marks, trade names, domain names, trade dress, logos, business and product names, slogans, and the goodwill associated therewith; (c) registered copyrights (the Intellectual Property described in clauses (a), (b), and (c) being collectively “Registered Intellectual Property”); (d) unregistered trademarks, service marks, trade names, trade dress, logos, business and product names, slogans, and the goodwill associated therewith; (e) unregistered copyrights; (f) inventions, processes, designs, formulae, technology, trade secrets, know-how, and tangible and intangible proprietary and confidential information; and (g) computer software (including, without limitation, data and related documentation), other than third party, off-the-shelf software.

“Interim Balance Sheet” shall have the meaning set forth in Section 7.5(a).

“Interim Financial Statements” shall have the meaning set forth in Section 7.5(a).

“Knowledge”, whether or not capitalized, when used in this Agreement in the phrases, “knowledge of the Company,” “knowledge of the Company and its Subsidiaries” or similar phrases, means, and shall be limited to, the knowledge of George Hansen, Peter Nelson, Timothy Downs, Kyle Rogg, Steve Easterday, Chris Stansbury and Kevin Bauer.

“Laws” shall have the meaning set forth in Section 7.16.

“Licensed Intellectual Property” shall have the meaning set forth in Section 7.19(a).

“Material Adverse Effect” means a material adverse effect on the business, assets, properties, results of operations or condition (financial or other) of the specified Person and its Subsidiaries, taken as a whole, or on the ability of the specified Person to consummate the Contemplated Transactions; provided, however, that none of the following shall be deemed in itself, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: any adverse change, circumstance, effect, event, occurrence, state of facts or development attributable to (i) the announcement or pendency of the transactions contemplated by this Agreement; (ii) conditions affecting generally the industry in which the specified Person and its Subsidiaries participate that are not unique to the specified Person and its Subsidiaries (except to the extent that the specified Person and its Subsidiaries are affected disproportionately), the U.S. economy as a whole or the capital markets in general or the markets in which the specified Person and its Subsidiaries operate; (iii) compliance with the terms of, or the taking of any action required by, this Agreement; (iv) any change in applicable Laws or the interpretation thereof; (v) actions required to be taken under applicable Laws, contracts or agreements; (vi) any change in GAAP or other accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof; and (vii) the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism directly or indirectly involving the United States of America.

“Material Agreement” shall have the meaning set forth in Section 7.14(a).

“Material Lease” shall have the meaning set forth in Section 7.7(b).

“Material Permits” shall have the meaning set forth in Section 7.16.

“Material Software” shall have the meaning set forth in Section 7.19(a).

“Nautic Contributed Stock” shall mean, collectively, (i) the 3,218.69 shares of Stock held by Nautic Partners V, L.P., and (ii) the 3.22 shares of Stock held by Kennedy Plaza Partners III, LLC, which will be contributed on the date hereof to the Purchaser under the Series E Purchase Agreement.

“Nautic Seller Parties” shall mean Nautic Partners V, L.P. and Kennedy Plaza Partners III, LLC, collectively.

“Notice of Objection” shall have the meaning set forth in Section 2.2(b).

“Option Cancellation Payment” means the option cancellation payment payable to each Other Option Holder as set forth on Schedule X.

“Other Option Holder Agreement” shall have the meaning set forth in Section 3.4(a).

“Other Option Holders” means those holders of Stock Options listed as such on Schedule X.

“Owned Intellectual Property” shall have the meaning set forth in Section 7.19(a).

“Permitted Encumbrances” means (a) statutory Encumbrances for current taxes or assessments or securing payments not yet due or delinquent or the validity of which are being contested in good faith by appropriate proceedings; (b) mechanics’, carriers’, workers’, repairmen’s and other similar liens arising or incurred in the ordinary course of business with respect to charges not yet due and payable; (c) standard exceptions reflected on the title reports which have been provided to Purchaser; (d) those Encumbrances arising pursuant to Company Indebtedness that will be released at Closing, (e) Encumbrances relating to capital leases and (f) statutory Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, employment insurance and other social security legislation.

“Person” shall mean any individual, corporation, limited liability company, partnership, joint venture, trust, association, unincorporated organization, other entity or Governmental Body.

“Pre-Closing Returns” shall have the meaning set forth in Section 9.2(a).

“Proceeding” shall mean an action, suit, proceeding, claim or arbitration, civil, criminal, regulatory or otherwise, at law or in equity.

“Pro Rata Share (Sellers)” with respect to any Seller shall mean the percentage set forth opposite his, her or its name under the heading “Pro Rata Share (Sellers)” on Schedule X attached hereto.

“Pro Rata Share (Seller Parties)” with respect to any Seller shall mean the percentage set forth opposite his, her or its name under the heading “Pro Rata Share (Seller Parties)” on Schedule X attached hereto.

“Purchase Price” shall mean an aggregate amount equal to (a) $176,999,990, (b) plus the amount (if any) by which Closing Net Working Capital is greater than Target Net Working Capital, (c) minus Company Indebtedness and (d) minus Closing Costs.

“Purchaser” shall have the meaning set forth in the introduction to this Agreement.

“Purchaser Audited Financial Statements” shall have the meaning set forth in Section 8.8.

“Purchaser Documents” shall have the meaning set forth in Section 8.2.

“Purchaser Indemnified Parties” shall have the meaning set forth in Section 10.1(a)(i).

“Purchaser Interim Balance Sheet” shall have the meaning set forth in Section 8.8.

“Purchaser Parent” shall mean FleetCor Technologies, Inc., a Delaware corporation.

“Purchaser Parent Stock” shall mean the 266,667 shares of Series E Convertible Preferred Stock, par value $0.001, of Purchaser Parent issued on the date hereof to the Nautic Seller Parties.

“Registered Intellectual Property” shall have the meaning set forth in Section 7.19(a).

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material), but excludes (a) any release which results in exposure to persons solely within a workplace, with respect to a claim which such persons may assert against the employer of such persons, (b) emissions from the engine exhaust of a motor vehicle, rolling stock, aircraft, vessel or pipeline pumping station engine, and (c) the normal application of household chemicals such as pesticides, herbicides and fertilizers.

“Reserve” shall have the meaning set forth in Section 3.3(b).

“Sale Payments” shall mean with respect to the applicable Seller Parties, the amount set forth opposite his name under the heading “Sale Payments” on Schedule X attached hereto. Sale Payments are included in the calculation of Pro Rata Share (Sellers), so that said amounts are paid out of the Purchase Price.

“Scheduled Intellectual Property” shall have the meaning set forth in Section 7.19(a).

“Seller Documents” shall mean this Agreement and each other agreement, document, certificate or other instrument required to be delivered by Seller pursuant to this Agreement.

“Seller Expense Holdback Amount” means a portion of the Purchase Price allocable to the Seller Parties equal to $500,000, which amount shall be held by the Seller Representative in accordance with Section 9.6 of this Agreement.

“Seller Indemnity Holdback Amount” means a portion of the Purchase Price allocable to the Seller Parties equal to $11,000,000, which amount shall be held by the Seller Representative in accordance with Section 9.6 of this Agreement.

“Seller Indemnified Parties” shall have the meaning set forth in Section 10.1(b).

“Seller Representative” shall have the meaning set forth in Section 11.9.

“Seller Parties” shall have the meaning set forth in the introduction of this Agreement.

“Seller Party Breach” shall have the meaning set forth in Section 10.1(a)(i).

“Sellers” shall have the meaning set forth in the Recitals hereto.

“Stock” shall have the meaning set forth in the Recitals hereto.

“Stock Options” shall mean the stock options issued by the Company that are outstanding as of the Closing Date, and which are set forth in Schedule X.

“Straddle Period” shall have the meaning set forth in Section 9.2(a).

“Straddle Period Returns” shall have the meaning set forth in Section 9.2(a).

“Subsidiary” shall mean with respect to any specified Person, any other Person (a) whose board of directors or similar governing body, or a majority thereof, may presently be directly or indirectly elected or appointed by such specified Person, (b) whose management decisions and corporate actions are directly or indirectly subject to the control of such specified Person, or (c) whose voting securities are more than 50% owned, directly or indirectly, by such specified Person. For purposes of this Agreement, the Company’s Subsidiaries are: (i) CLC Services, Inc., (ii) Corporate Lodging Consultants, Inc., (iii) Crew Transport Services, Inc.; and (iv) Crew Transportation Specialists, Inc.

“Series E Purchase Agreement” means the Series E Convertible Preferred Stock Purchase Agreement, dated the date hereof, by and among the Purchaser Parent, the Nautic Seller Parties and the other Purchasers named therein.

“Target Net Working Capital” shall mean $16,500,000.

“Tax Contest” shall have the meaning set forth in Section 9.2(c).

“Taxes” shall mean (a) any and all income taxes and other taxes whatsoever (whether federal, state, local or foreign), including, without limitation, gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise, property, license, severance, stamp, premium, windfall profits, capital stock, social security (or similar), unemployment, disability, alternative or add-on minimum and estimated taxes, together with any interest, penalties or additions to tax imposed with respect thereto, and (b) any obligations under any agreements or arrangements with respect to Taxes described in clause (a) above or arising as a result of being part of an “affiliated group” as defined in Section 1504 of the Code.

“Taxing Authority” shall mean a Governmental Body having jurisdiction over the assessment, determination, collection, or other imposition of any Tax.

“Tax Returns” shall mean returns, reports, declarations and forms required to be filed with any Taxing Authority, including any schedules thereto and any amendments thereof.

“Transaction Tax Deduction Benefit” shall mean an amount equal to any portion of the Closing Costs, Sale Payments, and payments in respect of Stock Options claimed as a deduction on any Tax Return filed by the Company or any Subsidiary for any Tax period, or portion thereof, that ends before or includes the Closing Date.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Sections 2101-2109 and related regulations, as amended.

“Withheld Amounts” shall have the meaning set forth in Section 10.1(a)(ii).

1.2 References to Dollars. References to “dollars” or “$” in this Agreement shall mean United States dollars.

1.3 Gender. References to the masculine in this Agreement shall include the feminine and neuter (e.g. “his” shall include “hers” and “its”) and references to the neuter shall include the feminine and masculine.

2. THE ACQUISITION; CANCELLATION OF STOCK OPTIONS.

2.1 Purchase and Sale; Cancellation. On the date hereof, at the Closing, (i) Purchaser shall purchase the Stock (other than the Nautic Contributed Stock) from the Sellers who hold such Stock, and such Sellers shall sell and deliver certificates evidencing such Stock held by them (with respect to each such Seller, as set forth opposite his, her or its name under the heading “Purchased Shares” on Schedule X attached hereto) to Purchaser, with good and marketable title thereto, free and clear of all Encumbrances, (ii) each Seller Party that holds Stock Options (with respect to each such Seller, as set forth opposite his, her or its name under the heading “Stock Options” on Schedule X attached hereto) shall surrender his, her or its Stock Options to the Company, and (iii) each Seller Party holding a right to receive a Sale Payment shall deliver a release in respect of such Sale Payment to the Company, all for an aggregate amount equal to the Estimated Purchase Price minus the aggregate amounts payable to the Other Option Holders in accordance with this Section 2 and Section 3. In exchange for his, her or its sale of Stock and/or surrender of Stock Options hereunder and/or rights to Sale Payments, each

Seller shall be entitled to his, her or its Pro Rata Share (Sellers) of the Purchase Price in accordance with Section 3.3(a) and Section 3.4. Any payments made to Sellers surrendering such Stock Options under this Agreement and any Sale Payments (which shall be paid on the Closing Date) shall be subject to reduction as required by applicable federal and state withholding laws, rules and regulations as determined by the Company and all such withheld amounts shall be remitted by the Company to the applicable taxing authorities promptly following the date of payment. The Nautic Contributed Stock shall be contributed, with good and marketable title thereto, free and clear of all Encumbrances, to Purchaser pursuant to the Series E Purchase Agreement contemporaneously with the Closing.

2.2 Purchase Price; Adjustment.

(a) Within ninety (90) days after the Closing Date, the Purchaser shall prepare and deliver to the Seller Representative a statement (the “Closing Statement”), in form and content substantially similar to the estimated Closing Statement delivered in accordance with the definition of Estimated Purchase Price, setting forth the individual elements of the Purchase Price set forth in the definition thereof and the final Purchase Price resulting therefrom.

(b) Unless Seller Representative, within thirty (30) days after receipt of the Closing Statement gives the Purchaser a notice objecting thereto and specifying, in detail, the basis for each such objection and the amount in dispute (“Notice of Objection”), such Closing Statement and the final Purchase Price resulting therefrom shall be binding upon Purchaser and the Sellers. Any Notice of Objection shall specify in reasonable detail the nature and amount of any disagreement so asserted. If a timely Notice of Objection is received by the Purchaser, then the Closing Statement (as revised in accordance with clause (1) or (2) below) shall become final and binding upon the parties on the earlier of (1) the date the Seller Representative and the Purchaser resolve in writing any differences they have with respect to any matter specified in the Notice of Objection and (2) the date any matters in dispute are finally resolved in writing by the Accounting Firm (as defined below). During the thirty (30) days immediately following the delivery of a Notice of Objection, the Seller Representative and the Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to any matter specified in the Notice of Objection. During any period of dispute, the Seller Representative shall have full access to the working papers of the Purchaser, the Company, the Subsidiaries of the Company and their respective representatives relating to the matters set forth in the Notice of Objection. At the end of such thirty-day period, the Seller Representative and the Purchaser shall submit to PricewaterhouseCoopers for review and resolution of any and all matters (but only such matters) which remain in dispute and which were included in the Notice of Objection, provided that if PricewaterhouseCoopers is unwilling or unable to accept such engagement, the Purchaser and the Seller Representative shall select by lot a national accounting firm (which shall exclude any accounting firm that provides, or within the past three (3) years has provided, material services to any of the Company, the Seller Representative or the Purchaser). The Purchaser and the Seller Representative shall instruct the accounting firm ultimately selected under this Section 2.2(b) (the “Accounting Firm”) to review and resolve any and all matters (but only such matters) which remain in dispute and which were included in the Notice of Objection. The Purchaser and the Seller Representative shall instruct the Accounting Firm to make a final determination of the items included in the Closing Statement (to the extent such amounts are in dispute) in accordance with the guidelines and procedures set forth in this Agreement. The

Purchaser and the Seller Representative shall cooperate with the Accounting Firm during the term of its engagement. The Purchaser and the Seller Representative shall instruct the Accounting Firm not to assign a value to any item in dispute greater than the greatest value for such item assigned by the Purchaser, on the one hand, or the Seller Representative, on the other hand, or less than the smallest value for such item assigned by the Purchaser, on the one hand, or the Seller Representative, on the other hand. The Purchaser and the Seller Representative shall also instruct the Accounting Firm to make its determination based solely on presentations by the Purchaser and the Seller Representative that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Closing Statement and the resulting final Purchase Price shall become final and binding on the parties hereto on the date the Accounting Firm delivers its final resolution in writing to the Purchaser and the Seller Representative (which final resolution shall be requested by the parties to be delivered not more than forty-five (45) days following submission of such disputed matters). All of the fees and expenses of the Accounting Firm pursuant to this Section 2.2(b) shall be borne by the party (i.e., the Seller Representative (on behalf of the Seller Parties), on the one hand, or the Purchaser, on the other hand) that assigned amounts to items in dispute that were, on a net basis, furthest in amount from the amount finally resolved by the Accounting Firm in accordance with this Section 2.2(b), as determined by reference to the final Purchase Price. (By way of example only of the application of the immediately preceding sentence: if (x) the Seller Representative assigns values to the disputed items submitted to the Accounting Firm in accordance with this Section 2.2(b) such that the Purchase Price set forth in the Closing Statement would be increased by $500,000 if the Accounting Firm resolved all of the submitted disputes in the Seller Representative’s favor (to the full extent), (y) the Purchaser maintains that the Purchase Price set forth in the Closing Statement is correct and (z) the Accounting Firm’s final resolution of the disputed items in accordance with this Section 2.2(b) is that the Purchase Price is increased from the amount set forth in the Closing Statement by more than $250,000 (i.e., more than one half of the difference between the parties’ respective total disputed amounts), then the Purchaser would pay all of the fees and expenses of the Accounting Firm incurred by the parties under this Section 2.2(b).)

(c) If the final Purchase Price (as finally determined pursuant to Section 2.2(b)) is greater than the Estimated Purchase Price, the Purchaser shall pay the difference to the Seller Representative, and Seller Representative shall have the sole obligation to distribute the difference to the Sellers in accordance with the Pro Rata Share (Sellers) of each Seller. If the final Purchase Price (as finally determined pursuant to Section 2.2(b)) is less than the Estimated Purchase Price, the Seller Representative (on behalf of the Seller Parties, from the Seller Indemnity Holdback Amount) shall pay the difference to the Purchaser in accordance with the Pro Rata Share (Seller Parties) of each Seller Party and subject to the following sentence. Such payments (by wire transfer of immediately available funds), in the case of an adjustment in favor of the Sellers or the Purchaser shall be delivered as follows: (i) if no Notice of Objection is delivered by Seller Representative, within three (3) Business Days of the earlier of the expiration of the thirty-day period for delivery of such Notice of Objection and the date of delivery by Seller Representative of a notice that the Closing Statement will be accepted without objection; or (ii) if a Notice of Objection is delivered by Seller Representative, within three (3) Business Days after the date the Purchase Price is finally determined pursuant to Section 2.2(b). Any payments owed to Sellers by Purchaser under this Section 2.2(c) shall be deposited in an account or accounts designated by the Seller Representative, and any payments owed to Purchaser by the Seller Parties under this Section 2.2(c) shall be deposited in an account or accounts designated by the Purchaser.

(d) The Purchaser agrees that following the Closing it will not take any actions with respect to the Company’s and its Subsidiaries’ accounting books, records, policies and procedures that would obstruct or prevent the Seller Representative’s preparation of any Notice of Objection as provided in this Section 2.2 or the final resolution of any disputes relating to the determination of the final Purchase Price.

3. THE CLOSING.

3.1 Place and Time. The closing of the Contemplated Transactions (the “Closing”) shall, to the extent practicable, be handled by fax, mail, overnight courier, express mail or electronic transmission of documents; if a physical Closing shall be necessary or is mutually desired by the parties hereto, the Closing shall take place at the offices of Edwards Angell Palmer & Dodge LLP, 2800 Financial Plaza, Providence, RI 02903 at 10:00 A.M. (Providence time) on the date hereof (the “Closing Date”).

3.2 Deliveries by or on behalf of Sellers. At the Closing,

(a) Each Seller Party holding Stock (other than Nautic Contributed Stock, which shall be separately contributed to Purchaser under the Series E Purchase Agreement) shall deliver to Purchaser stock certificates representing such Stock owned by such Seller Party duly endorsed for transfer to Purchaser, or accompanied by stock powers duly endorsed in blank, with all requisite documentary tax stamps affixed thereto;

(b) As applicable, each Seller Party shall deliver or cause the Company to deliver to Purchaser:

(i) in the case of each such Seller Party holding Stock Options and/or receiving a Sale Payment, a Stock Option Surrender Agreement and General Acknowledgement and Release in the form attached hereto as Exhibit A-1; and

(ii) in the case of each such Seller Party holding Stock only, a General Acknowledgement and Release in the form attached hereto as Exhibit A-2;

(iii) duly executed resignations, dated the Closing Date, of all officers and members of the boards of directors of the Company and its Subsidiaries;

(iv) a certificate signed by an authorized officer of the Company dated as of the Closing Date, stating that the conditions specified in Section 4.2 have been satisfied;

(v) reasonable evidence that the Company has obtained the consents required under those Material Agreements identified with an asterisk (*) on Schedule 7.14, if any, or under those Material Leases identified with an asterisk (*) on Schedule 7.7(b), if any;

(vi) certified copies of the resolutions duly adopted by the Company’s board of directors authorizing the Company’s execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which it is a party and to consummation of all transactions contemplated hereby and thereby;

(vii) if a Seller Party is an entity, (i) certified copies of the resolutions duly adopted by each such Seller Party’s board of directors, manager(s) or general partner authorizing each such Seller Party’s execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which it is a party and to consummation of all transactions contemplated hereby and thereby and (ii) certificates of incumbency and specimen signature of each individual authorized to sign, in the name and on behalf of the Seller Party, this Agreement and each of the agreements contemplated hereby to which the Seller Party, as applicable, is or is to become a party;

(viii) the documents contemplated by Article 4, to the extent not theretofore delivered.

3.3 Deliveries by or on behalf of the Purchaser. At the Closing, Purchaser shall:

(a) hold in escrow $770,462 (the “Reserve”) for distribution pursuant to Section 3.4;

(b) deliver by wire transfer of immediately available funds the following amounts:

(i) first, to the holders of the Company Indebtedness in accordance with instructions of the applicable lenders to be provided by the Seller Representative, the amount of the Company Indebtedness;

(ii) second, to the Seller Representative, the amount of the Closing Costs (it being understood and agreed that on the Closing Date the Seller Representative shall pay the Closing Costs to the recipients thereof in accordance with Schedule 3.3(b)(ii)); and

(iii) third, to the Seller Representative, the Estimated Purchase Price minus the Reserve for distribution to each Seller Party, it being understood and agreed that such aggregate amount shall be distributed by wire transfer of immediately available funds on the Closing Date at the direction of the Seller Representative to each Seller Party based upon such Seller Party’s Pro Rata Share (Sellers) subject to the following: (1) an amount equal to such Seller Party’s Pro Rata Share (Seller Parties) of the Seller Expense Holdback Amount shall not be distributed to such Seller Party on the Closing Date but shall be held by the Seller Representative for the purposes set forth herein, and as to which each Seller Party shall be deemed to have deposited with the Seller Representative that portion of the Seller Expense Holdback Amount equal to such Seller’s Pro Rata Share (Seller Party) of the Seller Expense Holdback Amount for the purposes set forth herein) and (2) an amount equal to such Seller Party’s Pro Rata Share (Seller Parties) of the Seller Indemnity Holdback Amount shall not be distributed to such Seller Party on the Closing Date but shall be held by the Seller Representative for the purposes set forth herein, and as to which each Seller Party shall be deemed to have deposited with the Seller Representative that portion of the Seller Indemnity Holdback Amount equal to such Seller’s Pro Rata Share (Seller Party) of the Seller Indemnity Holdback Amount for the purposes set forth herein) in accordance with the terms of this Agreement relating thereto (including without limitation Section 2.2(c), Article 10 and Section 11.9);

(c) deliver or cause to be delivered to the Seller Representative for the benefit of all Sellers certificates signed by authorized officers of Purchaser, dated the Closing Date and stating that the conditions specified in Section 5.2 have been satisfied;

(d) deliver or cause to be delivered to the Seller Representative for the benefit of all Sellers certificates signed by the Secretary of Purchaser, (i) attaching and certifying copies of the resolutions duly adopted by Purchaser’s board of directors or equivalent governing body authorizing its execution, delivery and performance under this Agreement and the other agreements contemplated hereby to which it is a party, and the consummation of all transactions contemplated hereby and thereby, and (ii) certifying the incumbency and specimen signature of each individual authorized to sign, in the name and on behalf of Purchaser, this Agreement and each of the agreements contemplated hereby to which Purchaser, as applicable, is or is to become a party; and

(e) deliver or cause to be delivered to the Seller Representative the documents contemplated by Article 5, to the extent not theretofore delivered.

3.4 Other Option Holders. The Purchaser shall, with the reasonable cooperation and assistance of the Seller Representative and Peter Nelson (no travel required) as requested by Purchaser:

(a) as soon as practicable after the Closing: (i) announce the consummation of the Contemplated Transactions to each Other Option Holder, (ii) present to each Other Option Holder a Stock Option Surrender Agreement and General Acknowledgement and Release in the form attached hereto as Exhibit A-3 (the “Other Option Holder Agreement”) with respect to the Stock Options held by such Other Option Holder and with respect to the Sale Payment that may be received by such Other Option Holder in accordance with this Section 3.4, (iii) inform each Other Option Holder of the amount of the applicable Option Cancellation Payment as set forth in Schedule X, Tax withholding with respect thereto, and the amount of Sale Payment that would be payable to such Other Option Holder as set forth in Schedule X if he or she executes an Other Option Holder Agreement within ten (10) Business Days after taking the actions described in this Section 3.4(a)(i) through (iii), and (iv) use commercially reasonable efforts to obtain from each Other Option Holder a signed copy of the Other Option Holder Agreement; and

(b) as soon as practicable after the completion of the actions described in Section 3.4(a) above, deliver to each Other Option Holder who executed and delivered an Other Option Holder Agreement the applicable Option Cancellation Payment and Sale Payment less Tax withholdings in accordance with subclause (d), in each case out of the Reserve; and

(c) if an Other Option Holder does not deliver an executed Other Option Holder Agreement within ten (10) Business Days after the completion of the actions described in Section 3.4(a)(i)-(iii), (i) deliver to the Other Option Holder the Option Cancellation Payment less Tax withholdings in accordance with subclause (d), in each case out of the Reserve and (ii) deliver to the Seller Representative the amount of such Other Option Holder’s allocated Sale Payment as reflected on Schedule X together with the amount of the remaining Reserve balance, if any, less the amounts contemplated by subclause (d) (which amounts the Seller Representative shall hold and disburse as additional Seller Expense Holdback Amount), in each case out of the Reserve; and

(d) deliver to the applicable Tax authorities in accordance with applicable Law, the amount of Tax withholdings reflected on Annex A of the respective Other Option Holder Agreement under the column “Tax Withholding” with respect to the payments paid to Other Option Holders in Section 3.4(b) or (c) above.

Promptly after receipt by the Company, the Purchaser shall deliver to the Seller Representative a copy of each executed Other Option Holder Agreement.

4. CONDITIONS TO PURCHASER’S OBLIGATIONS.

The obligations of Purchaser to effectuate the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by Purchaser:

4.1 No Injunction. There shall not be in effect any injunction, order or decree of a court of competent jurisdiction that prohibits or delays consummation of any material part of the Contemplated Transactions.

4.2 Approvals. All licenses, authorizations, consents, orders or regulatory approvals of Governmental Bodies and third parties that are necessary for the consummation of the Contemplated Transactions and that are set forth in Schedule 4.2 shall have been obtained and shall be in full force and effect and any and all applicable waiting periods (if any) under the HSR Act shall have expired or been terminated. In addition, the board of directors of the Purchaser shall have approved the Contemplated Transactions.

4.3 Delivery of Stock Certificates. Purchaser shall have received the stock certificates, endorsed to Purchaser or accompanied by executed stock powers, representing all of the issued and outstanding Stock of the Company, other than the Nautic Contributed Stock, which shall be separately delivered.

4.4 Stock Options; Sale Payments. Purchaser shall have received evidence that (i) all Stock Options held by the Seller Parties have been surrendered in accordance with Section 3.2(b)(i) and (ii) all documents providing for Sale Payments have been satisfied and terminated in accordance with Section 3.2(b)(i).

4.5 Discharge of Indebtedness. Purchaser shall have received (a) a certificate setting forth the Company Indebtedness as of the Closing Date signed by the Chief Financial Officer of the Company and (b) pay-off letters, releases, lien discharges and any other documents reasonably requested by Purchaser reflecting the satisfaction in full of, and releases of any Encumbrances securing, all Company Indebtedness.

5. CONDITIONS TO SELLER PARTIES’ OBLIGATIONS.

The obligations of Seller Parties to effectuate the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by Sellers Representative:

5.1 No Injunction. There shall not be in effect any injunction, order or decree of a court of competent jurisdiction that prohibits or delays consummation of any material part of the Contemplated Transactions.

5.2 Approvals. All licenses, authorizations, consents, orders or regulatory approvals of Governmental Bodies and third parties that are necessary for the consummation of the Contemplated Transactions and that are set forth in Schedule 4.2 shall have been obtained and shall be in full force and effect and any and all applicable waiting periods (if any) under the HSR Act shall have expired or been terminated.

5.3 Purchase Price. Purchaser shall have paid or, in the case of the Reserve, set aside, the Estimated Purchase Price in accordance with Section 3.3(a), (b) and (c).

6. REPRESENTATIONS AND WARRANTIES OF EACH SELLER PARTY.

Each Seller Party, on a several and not joint basis and with respect to itself only, represents and warrants that, except as set forth in a Schedule corresponding in number to the applicable Section of this Article 6 (provided that the disclosure of an item in one section of the Schedules shall be deemed to modify both (i) the representations and warranties contained in the section of this Agreement to which it corresponds in number) and (ii) any other representation and warranty of the Seller Parties in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other representation and warranty):

6.1 Title to Stock; Sale Payment Entitlements. Such Seller Party has good and valid title to the Stock listed under the heading “Purchased Shares” on Schedule X opposite its name, if any, and the Stock Options listed under the heading “Stock Options” on Schedule X opposite its name, if any, free and clear of all Encumbrances. The delivery to Purchaser of the certificates or other instruments or agreements representing the Stock of such Seller Party, if any, in accordance with Section 3.2, the delivery of the agreements and instruments required of holders of Stock Options in accordance with Section 3.2, and the payment to the Seller Parties of the Estimated Purchase Price payable to them pursuant to Section 3.3(a), will (i) in the case of the Stock (including, in the case of the Nautic Sellers, the Nautic Contributed Stock, which will be transferred to Purchaser free and clear of all Encumbrances (other than Encumbrances placed thereon by the Purchaser) under the Series E Purchase Agreement), transfer to Purchaser record and beneficial ownership of the Stock of such Seller Party free and clear of all Encumbrances (other than Encumbrances placed thereon by Purchaser), and (ii) in the case of Stock Options, cause such Stock Options to be cancelled and of no further force or effect. As of the date of this Agreement and other than as provided in this Agreement and, in the case of the Nautic Seller

Parties, other than as provided in the Series E Purchase Agreement, such Seller Party does not have, and is not bound by, any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of the Stock or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of Stock or any other equity securities of the Company. The delivery of the General Acknowledgment and Release by such Seller Party to the extent entitled to Sale Payments in accordance with Section 3.2(b)(iii) and the payment (if any) to such Seller Party of the Sale Payment will satisfy all obligations and claims with respect to such Sale Payment and cause the documents evidencing the rights thereto to be terminated and of no further force or effect.

6.2 Authority Relative to Contemplated Transactions; Effect of Agreement. Such Seller Party has all requisite power and authority to execute, deliver and perform its obligations under each of the Seller Documents to be executed and delivered by it pursuant hereto. The execution, delivery and performance by such Seller Party of each of the Seller Documents to be executed and delivered by it, and the consummation by such Seller Party of the Contemplated Transactions, have been duly authorized by all necessary action of such Seller Party. This Agreement and each other Seller Document to be executed and delivered by such Seller Party have been duly executed and delivered by such Seller Party. Assuming the due execution and delivery of this Agreement and each other Seller Document to be executed and delivered by such Seller Party by each of the other parties hereto and thereto, this Agreement and such Seller Documents constitute valid and binding obligations of such Seller Party, enforceable against such Seller Party in accordance with their respective terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

6.3 Absence of Conflict. Neither the execution and delivery by such Seller Party of this Agreement, nor the consummation by such Seller Party of the Contemplated Transactions (a) violates, is in conflict with, accelerates the performance required by or constitutes a default (or an event which, with notice or lapse of time or both, would constitute a default) under any material agreement or commitment to which such Seller Party is a party or by which any of such Seller Party’s properties or assets is bound, (b) violates any statute or law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to such Seller Party, (c) except as contemplated herein, results in the creation of any Encumbrance upon any of the Stock owned by such Seller Party and/or Stock Options held by such Seller Party under any agreement or commitment of any kind or character to which such Seller is a party or by which any of such Seller Party’s properties or assets is bound or (d) if such Seller Party is an entity, constitutes or results in a breach or violation of or default under the governance and organizational documents of such Seller Party.

6.4 Governmental Authorizations. All consents, approvals and authorizations of, and declarations, filings and registrations with, any Governmental Body which are required by or on behalf of such Seller Party in connection with the execution, delivery and performance by such Seller Party of this Agreement or the consummation of the Contemplated Transactions have been obtained.

6.5 Disclaimer of Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NO SELLER PARTY MAKES ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY IN RESPECT OF SUCH SELLER PARTY, THE COMPANY OR THE COMPANY’S SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

7. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants that, except as set forth in a Schedule corresponding in number to the applicable Section of this Article 7 (provided that the disclosure of an item in one section of the Schedules shall be deemed to modify both (i) the representations and warranties contained in the section of this Agreement to which it corresponds in number) and (ii) any other representation and warranty of the Company in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other representation and warranty):

7.1 Organization and Good Standing; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Schedule 7.1(a) sets forth for each Subsidiary of the Company its name and jurisdiction of incorporation. Each of the Company and each Subsidiary (i) has all requisite corporate organizational power to own, operate and lease its properties and carry on its business as the same is now being conducted and (ii) is qualified to do business as a foreign corporation and is in good standing in each jurisdiction set forth in Schedule 7.1(a). Neither the location of its property nor the conduct of its business requires the Company or any of its Subsidiaries to be qualified to do business as a foreign corporation in any state, other than those in which it is so qualified, where the failure to so qualify would not have or reasonably be expected to have a Material Adverse Effect on the Company.

(b) Neither the Company nor any of its Subsidiaries owns or holds any stock or any other security or equity interest in any other Person or any right to acquire any such security or equity interest other than as set forth in Schedule 7.1(a).

7.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 200,000 shares of common stock (the “Common Stock”) and 40,000 shares of preferred stock. The Stock has been duly authorized and validly issued, is fully paid and nonassessable and is owned by the Sellers as set forth under the heading “Purchased Shares” and “Nautic Contributed Stock” on Schedule X attached hereto. There are no issued and outstanding shares of preferred stock of the Company. Schedule 7.2(a) sets forth for each Subsidiary of the Company, (i) the number of shares or other ownership interests of authorized capital stock of each class of its capital stock, and (ii) the number of issued and outstanding shares or other ownership interests of each class of its capital stock, the names of the holders thereof and the number of shares or other ownership interests held by each such holder. All of the issued and outstanding shares or other ownership interests of capital stock of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid and nonassessable.

(b) Schedule 7.2(b) sets forth a true and complete list of all outstanding Stock Options and the holders thereof. All such holders of Stock Options are included as Sellers hereunder. Except as set forth in Schedule 7.2(b), prior to the Closing, the Company terminated, without any liability, obligation or other indebtedness arising as result of such termination (other than its obligations with respect to the Sale Payments and the Option Cancellation Payments), all equity and cash incentive programs pursuant to which any Seller would be entitled to any benefit or right thereunder (for clarity, excluding sales commissions and other payments applicable to certain Sellers in their capacities as employees of the Company or its Subsidiaries). The portion of the Estimated Purchase Price payable to the Other Option Holders in the aggregate in accordance with this Agreement, inclusive of any payments in respect of Sale Payments, for cancellation of their Stock Options, or otherwise, is no greater than the Reserve. The Company has no obligation, liability or other indebtedness in respect of a Sale Payment to any Other Option Holder, and the Sale Payments listed in Schedule X with respect to each Other Option Holder are strictly discretionary payments. The Seller Parties have provided each Other Option Holder Agreement to the Purchaser for satisfaction of its obligations under Section 3.4(a)(ii), and such Other Option Holder Agreements, when executed and delivered by the parties thereto, will constitute valid and binding obligations of the Company and, to the Knowledge of the Company, the Other Option Holders, enforceable against the parties thereto in accordance with their terms.

(c) Except for (i) the outstanding Stock, (ii) the Stock Options, (iii) the agreements and arrangements set forth in Schedule 7.2(c), all of which will be terminated as of the Closing, and (iv) this Agreement, there are no outstanding subscriptions, options, rights, warrants, convertible securities or other agreements or calls, demands or commitments of any kind relating to the issuance, sale or transfer of any equity securities of the Company which, as to any thereof, will survive the Closing.

(d) Schedule X accurately reflects the Pro Rata Share (Seller) and Pro Rata Share (Seller Party) payable with respect to the Estimated Purchase Price to the Sellers and Seller Parties, respectively.

7.3 Authority Relative to Contemplated Transactions; Compliance with Other Instruments; Effect of Agreement.

(a) The Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and each document to be executed and delivered by it pursuant hereto. The execution, delivery and performance by the Company of each document to be executed and delivered by it, and the consummation by the Company of the Contemplated Transactions, have been duly authorized by all necessary action of the Company and do not constitute or result in a breach or violation of or default under the certificate of incorporation or bylaws of the Company. The execution, delivery and performance by the Company of each of this Agreement and each other document to be executed and delivered by the Company hereto, and the consummation by the Company of the Contemplated Transactions (i) do not require the consent, waiver, approval, franchise or permit, license or authorization of, or any declaration or filing with, any Person or Governmental Body, (ii) do not violate any provision of Law applicable to the Company, and (iii) do not (with or without the giving of notice or the passage of time or both) conflict with or result in a breach or termination of, or constitute a default or give rise to a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company pursuant to any mortgage, deed of trust, indenture or other agreement or instrument or any order, judgment, decree, statute, regulation or any other restriction of any kind or character to which the Company is a party or by which any of its assets or properties may be bound, the consequence of which violation, conflict, breach, termination or default referred to in clauses (ii) and (iii) have had or would reasonably be expected to have a Material Adverse Effect on the Company.

(b) This Agreement and each other document to be executed and delivered by the Company hereto have been duly executed and delivered by the Company and constitute valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

7.4 Absence of Conflict. Except as set forth in Schedule 7.4, neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of the Contemplated Transactions (a) violates, is in conflict with, accelerates the performance required by or constitutes a default (or an event which, with notice or lapse of time or both, would constitute a default) under any Material Lease or Material Agreement, or (b) violates the Certificate of Incorporation of the Company, the governance documents of any Subsidiary or any statute or law of any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to the Company or its Subsidiaries.

7.5 Financial Statements; Accounts Receivable.

(a) The Company has made available to Purchaser true and complete copies of (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2007 and 2006 and the related audited consolidated statements of operations, stockholders’ equity and cash flows for the fiscal years then ended, together with any notes thereon (the “Audited Financial Statements”), (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2008 for the twelve month period then ended (the “2008 Unaudited Statements”), and (iii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as at February 28, 2009 (the “Interim Balance Sheet”) and the related unaudited consolidated statement of income for the 2-month period then ended (collectively with the Interim Balance Sheet, the “Interim Financial Statements”). The Audited Financial Statements, the 2008 Unaudited Statements and the Interim Financial Statements have each been prepared in accordance with GAAP consistently applied throughout the periods indicated, and fairly and accurately present in all material respects the financial position of the Company and its Subsidiaries as at the respective dates thereof and for the periods therein referred to except that the 2008 Unaudited Statements and the Interim Financial Statements do not include the type of notes that would customarily be included in a year-end financial statement prepared in accordance with GAAP. Since the period covered by the Interim Financial Statements, there has not been any fact, circumstance, or event which, individually or in the aggregate, has had a Material Adverse Effect on the Company.

(b) The aggregate amount of accounts receivable of the Company and its Subsidiaries reflected in the Closing Net Working Capital Statement (net of reserves reflected thereon) arose from bona fide transactions in the ordinary course of business. Except as set forth on Schedule 7.5(b), to the Knowledge of the Company, the debtors to which the accounts receivable of the Company or any Subsidiary of the Company relate are not in or subject to a bankruptcy or insolvency proceeding and none of such receivables have been made subject to an assignment for the benefit of creditors. Neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice of any counterclaims or setoffs against or disputes regarding such accounts receivable for which aggregate reserves have not been established in accordance with GAAP. The Company makes no other representation as to the collectibility, either individually or in the aggregate, of the accounts receivable of the Company and its Subsidiaries. Notwithstanding anything to the contrary set forth in this Agreement (including Article 10), the representations and warranties set forth in this Section 7.5(b) shall survive only until the date on which the adjustments and payments to be made pursuant to 2.2 have been finally determined in accordance with the terms hereof, after which they shall terminate and have no force or effect.

7.6 Company Indebtedness; Undisclosed Liabilities.

(a) The Company Indebtedness as of the date of this Agreement is listed on Schedule 7.6.

(b) As of the date hereof the Company and its Subsidiaries do not have any liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether due or to become due) which would be required to be reflected, reserved for or disclosed in a consolidated balance sheet of the Company and the consolidated Subsidiaries, including the notes thereto, prepared in accordance with GAAP, except (i) as and to the extent disclosed or reserved for in the Interim Financial Statements; (ii) for liabilities and obligations incurred since December 31, 2008 in the ordinary course of business; or (iii) as disclosed in the notes to the Audited Financial Statements or as set forth in any schedule to this Agreement (or omitted from any schedule hereto because such liabilities fall below the threshold established by the corresponding representation).

(c) Except for an aggregate amount not to exceed $100,000, (i) the Company will not be liable for return of fees from the Katrina programs for which the revenue reserve, which is being eliminated in connection with the Contemplated Transactions, was established, and (ii) except (A) as reflected in Closing Net Working Capital or (B) as set forth on Schedule 7.6(c), neither the Company nor any Subsidiary owes any amounts to hotels or customers with respect to services provided prior to the Closing Date.

7.7 Title to Property; Encumbrances.

(a) Owned Real Property. Neither the Company nor any Subsidiary owns any real property.

(b) Leased Property. Schedule 7.7(b) sets forth a true and complete list of each lease (each a “Material Lease”) under which the Company or any of its Subsidiaries is a lessee or lessor which (A) is a lease of real property, or (B) is a lease of personal property which provides for payments of more than $20,000 per year and may not be canceled upon 90 or fewer days’ notice without any liability, penalty or premium (other than a nominal cancellation fee or charge). The Company or the applicable Subsidiary enjoys peaceful and undisturbed possession under each Material Lease to which it is a party-lessee and there is not, with respect to any Material Lease, any material event of default, or event which with notice or lapse of time or both would constitute a material event of default, existing on the part of the Company or the applicable Subsidiary or, to the knowledge of the Company, on the part of any other party thereto. None of the rights of the Company or any applicable Subsidiary under any Material Lease will be subject to termination or modification, and no consent or approval of any third party is required under any Material Lease as a result of the consummation of the Contemplated Transactions unless such Material Lease is marked with an asterisk (*) on Schedule 7.7(b).

(c) Personal Property. Except for Permitted Encumbrances and as set forth in Schedule 7.7(c), the Company or its Subsidiaries have good title to all of the personal property reflected as being owned by it on the Interim Balance Sheet (except for personal property sold or otherwise disposed of since December 31, 2008 in the ordinary course of business). The personal property owned or leased by the Company and its Subsidiaries, taken as a whole, is adequate and in a condition necessary to permit the Company and its Subsidiaries to conduct its business in all material respects in the same manner as it is being conducted as of the date of this Agreement, subject to ordinary wear and tear and routine maintenance. To the Knowledge of the Company, there are no purchase contracts, options or other agreements of any kind whereby any Person has acquired from the Company any right, title or interest in, or right to the possession, use, enjoyment or proceeds of, any part or all of the interests in the personal property subject to the Material Leases.

7.8 Litigation. Except as set forth in Schedule 7.8, there are no Proceedings pending or, to the Knowledge of the Company, threatened by or against the Company, its Subsidiaries or any of their respective businesses or assets. There are no existing orders, writs, injunctions or decrees of any court or other Governmental Body against the Company, its Subsidiaries or their respective businesses or assets. Neither the Company nor the Sellers make any representation or warranty regarding the outcome of any of the pending matters listed on Schedule 7.8. Subject to any applicable confidentiality obligations of the Company or its Subsidiary as to each matter, if any, described in Schedule 7.8, accurate and complete copies of all relevant pleadings, judgments and orders have been made available to the Purchaser.

7.9 Tax Matters.

(a) The Company and its Subsidiaries have timely filed all Tax Returns required to be filed (after taking into account any extensions) on or before the date hereof; each of the Company and its Subsidiaries has timely paid all Taxes owed (whether or not shown, or required to be shown, on Tax Returns) on or before the date hereof; and each of the Company and its Subsidiaries has withheld and timely paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. All Tax Returns filed by the Company and/or its

Subsidiaries were complete and correct in all material respects. All required estimated Tax payments have been timely made by or on behalf of the Company and its Subsidiaries. None of the Tax Returns filed by the Company and its Subsidiaries contain a disclosure statement under former Section 6661 of the Code or current Section 6662 of the Code (or any similar provision of state, local or foreign Tax law). There are no liens for Taxes upon any of the Company’s and its Subsidiaries’ assets, other than Liens for Taxes not yet due and payable.

(b) Schedule 7.9(b) lists all Tax Returns filed with respect to the Company or any of its Subsidiaries for taxable periods ending on or after December 31, 2007, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Company has delivered to Purchaser correct and complete copies of all federal Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Company or any of its Subsidiaries since December 31, 2007.

(c) Except as set forth in Schedule 7.9(c), no action, suit, proceeding, or audit is pending against or with respect to the Company or any of its Subsidiaries regarding Taxes.

(d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date, (C) intercompany transaction or excess loss account described in United States Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law), (D) installment sale or open transaction disposition transaction made on or prior to the Closing Date, or (E) prepaid amount received prior to the Closing Date.

(f) Except as set forth in Schedule 7.9(f), none of the Company or any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code (without regard to the exceptions set forth in Sections 280G(b)(4) and 280G(b)(5)(A)(ii) of the Code) as a result of the Contemplated Transactions. To the extent that any payment is scheduled on Schedule 7.9(f) which is not a “parachute payment” by reason of the exception contained in Section 280G(b)(5)(A)(ii) of the Code, the Company represents and warrants that all of the requirements necessary to qualify for such exception have or will be satisfied as of the Closing Date and specifically (i) that it is a “small business corporation as defined in Sections 280G(b)(5)(i) and 1361(b) of the Code (without regard to subparagraph (1)(C) of Section 1361(b) of the Code), (ii) that immediately prior to a change of the ownership of the Company, no stock in the Company was or will be readily tradeable on an established securities market or otherwise, and (iii) that the shareholder approval requirements of Section 280G(b)(5)(B) (including the disclosure requirements of Section 280G(b)(5)(B)(ii)) have been or will have been satisfied prior to the Closing Date. The

Company agrees to provide appropriate documentation to the Purchaser showing its compliance with the requirements of Section 280G(b)(5)(A)(ii) of the Code prior to the Closing. None of the shares of outstanding capital stock of the Company and/or its Subsidiaries is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code. Except as set forth in Schedule 7.9(f), no portion of the Purchase Price is subject to the Tax withholding provisions of Section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code or of any other provision of Law.

(g) None of the Company or any of its Subsidiaries is a party to or member of any joint venture, partnership, limited liability company or other arrangement or contract which could be treated as a partnership for federal income tax purposes. None of the Company or any of its Subsidiaries is, or has ever been, a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii), of the Code.

(h) The Company is not party to any existing tax sharing agreement that may or will require that any payment be made by or to the Company or any of its Subsidiaries on or after the Closing Date. None of the Company or any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company and/or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or foreign Tax law), or as a transferee or successor, or by contract or otherwise.

(i) None of the Company or any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Contemplated Transactions.

(j) None of the Company or any of its Subsidiaries has net operating losses or other tax attributes presently subject to limitation under Sections 382, 383 or 384 of the Code, or the federal consolidated return regulations (other than limitations imposed as a result of the Contemplated Transactions). None of the Company or any of its Subsidiaries has made or agreed to make any adjustment under Section 481(a) of the Code (or any corresponding provision of state, local or foreign Tax Law) by reason of a change in accounting method or otherwise).

(k) None of the Company or any of its Subsidiaries owns, directly or indirectly, any interests in an entity that has been or would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code or as a “controlled foreign corporation” within the meaning of Section 957 of the Code. None of the Company or any of its Subsidiaries is or has ever been a “personal holding company” within the meaning of Section 542 of the Code.

(l) Schedule 7.9(l) hereto contains a list of all jurisdictions (whether foreign or domestic) to which any Tax is properly payable by the Company and/or its Subsidiaries. No written claim has ever been made by a Tax Authority in a jurisdiction where the Company and/or its Subsidiaries does not file Tax Returns that the Company and/or its Subsidiaries is or may be subject to Tax in that jurisdiction. Except as set forth in Schedule 7.9(l), neither the Company nor its Subsidiaries has, or has ever had, a permanent establishment or other taxable presence in any foreign country, as determined pursuant to applicable foreign law and any applicable Tax treaty or convention between the United States and such foreign country.

(m) Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Section 1.6011-4(b)(2) of the United States Treasury Regulations.

(n) For purposes of this Section 7.9 and Section 9.2, any reference to the Company and/or its Subsidiaries shall be deemed to include any Person that merged with or was liquidated into the Company and/or its Subsidiaries.

7.10 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since the date of the Interim Financial Statements, (a) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice, and (b) except as set forth in Schedule 7.10, neither the Company nor any of its Subsidiaries has:

(i) amended or restated its certificate of incorporation, charter or by-laws (or comparable organizational or governing documents);

(ii) authorized for issuance, issued, sold, delivered or agreed or committed to issue, sell or deliver (A) any capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries or (B) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire either (1) any capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries, or (2) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries;

(iii) declared, paid or set aside any dividend or made any distribution with respect to, or split, combined, redeemed, reclassified, purchased or otherwise acquired directly, or indirectly, any capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries, or made any other change in the capital structure of the Company or any of its Subsidiaries;

(iv) increased the compensation payable (including, but not limited to, wages, salaries, bonuses or any other remuneration) or to become payable to any director, officer, employee or agent, except in the ordinary course consistent with past practice;

(v) granted any equity-based compensation or entered into any contract to make or grant any equity based compensation;

(vi) granted severance or termination pay except severance for terminated employees not exceeding two weeks pay per year of service, or paid any bonuses or commissions except for monthly operating incentives and sales commissions consistent with past practices and 2008 annual incentive bonuses;

(vii) suffered any strike, work stoppage, slowdown or other significant labor disturbance;

(viii) acquired any business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions;

(ix) sold or transferred any material asset or property of the Company or any Subsidiary, except in the ordinary course of business;

(x) sold, assigned or transferred any trademarks, trade names, or other intangible assets of the Company or any Subsidiary;

(xi) entered into, materially amended or become subject to any joint venture, partnership, strategic alliance, members’ agreement, co-marketing, co-promotion, co-packaging, joint development or similar arrangement;

(xii) suffered any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties or business of the Company or its Subsidiaries;

(xiii) discharged or canceled, whether in part or in whole, any material indebtedness owed by the Company or any Subsidiary to any Person, except reimbursement to employees of ordinary business expenses or other debts (including scheduled repayments of senior debt) arising in the ordinary course of business;

(xiv) entered into or made any material amendment to or termination of any Material Agreement or Material Permit, except for agreements with new or existing customers made in the ordinary course of business and subject to Section 7.14;

(xv) made any change in any method of accounting or auditing practice;

(xvi) made any tax election, settled and/or compromised any tax liability, or filed an amended Tax Return or a claim for refund of Taxes with respect to the income, operations or property of the Company or its Subsidiaries;

(xvii) established, adopted, entered into, amended or terminated any Benefits Plan or any collective bargaining, thrift, compensation or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees; or

(xviii) entered into any contract, agreement, understanding or letter of intent with respect to (whether or not binding), or otherwise committed or agreed, whether or not in writing, to do any of the foregoing.

7.11 Labor Matters.

(a) The Company has made available to Purchaser a true and correct list of (i) the names of the employees of the Company and its Subsidiaries, hire dates, compensation rates, name of employer and capacity in which employed, all as of January 12, 2009, and (ii) the payroll registers of the Company and its Subsidiaries for the last payroll of 2008. Except as limited by any employment agreements and severance agreements listed on Schedule 7.11, and except for any limitations of general application which may be imposed under applicable employment laws, the Company and its Subsidiaries have the right to terminate the employment of any of their respective employees at will and without payment to such employees.

(b) The Company and its Subsidiaries are in compliance, in all material respects, with all applicable laws regarding labor and employment and the compensation therefore, labor and employment matters, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health, and employment practices, whether state or federal (including, without limitation, to the extent applicable, wage and hour laws; workplace safety laws; workers’ compensation laws; equal employment opportunity laws; equal pay laws; civil rights laws; the Occupational Safety and Health Act of 1970, as amended; the Equal Employment Opportunity Act, as amended; the Americans With Disabilities Act, 42 U.S.C. § 12101 et seq., as amended; the Fair Labor Standards Act, 29 U.S.C. § 201 et seq., as amended; the Equal Pay Act, 29 U.S.C. § 206d, as amended, the Portal-to-Portal Pay Act of 1947, 29 U.S.C. § 255 et seq., as amended; Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e, as amended and 42 U.S.C. § 1981, as amended; the Rehabilitation Act of 1973, as amended; the Vietnam-Era Veterans’ Readjustment Assistance Act of 1974, as amended; the Immigration Reform and Control Act, 8 U.S.C. § 1324A et seq., as amended; the Employee Polygraph Protection Act of 1988, as amended; the Veterans Re-employment Act - Handicap Bias, 38 U.S.C. § 2027 et seq., as amended; the Civil Rights Act of 1991, as amended; the Family and Medical Leave Act of 1993, as amended; the Religious Freedom Restoration Act of 1993, as amended; and the Age Discrimination and Employment Act of 1967, as amended). No action or investigation has been instituted or, to the knowledge of the Company, is threatened to be conducted by any state or federal agency regarding any potential violation by the Company or any of its Subsidiaries of any applicable laws regarding labor and employment or the compensation therefore (including, without limitation, any of the aforementioned statutes) during the past five (5) years.

(c) Neither the Company nor any of its Subsidiaries have ever been a party to or bound by any union or collective bargaining contract, nor is any such contract currently in effect or being negotiated by the Company or any of its Subsidiaries. To the Company’s Knowledge, there are currently no activities or proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries. Since December 31, 2008, no executive officer of the Company or any of its Subsidiaries (excluding Peter Nelson) has indicated to the Chief Executive Officer of the Company an intention to terminate his employment.

(d) The Company and each of its Subsidiaries have complied in all material respects with all applicable notice provisions of and have no material obligations, other than administrative obligations, under COBRA with respect to any former employees or qualifying beneficiaries thereunder. Except as set forth in Schedule 7.11, there is no action, claim, cause of action, suit or proceeding pending or, to the knowledge of the Company, threatened, on the part of any employee, independent contractor or applicant for employment, including any such action, claim, cause of action, suit or proceeding based on allegations of wrongful termination or discrimination on the basis of age, race, religion, sex, sexual preference, or mental or physical handicap or disability. Except as set forth in Schedule 7.11, all sums due from the Company or any of its Subsidiaries for employee compensation (including, without limitation, wages, salaries, bonuses, relocation benefits, stock options and other incentives) have been paid, accrued or otherwise provided for, and all employer contributions for employee benefits, including deferred compensation obligations, and all benefits under any the Company Employee Plan have been duly and adequately paid, accrued or provided for in accordance with plan documents. To the knowledge of the Company, no person treated as an independent contractor by the Company or any of its Subsidiaries is an employee as defined in Section 3401(c) of the Code, nor has any employee been otherwise improperly classified, as exempt, nonexempt or otherwise, for purposes of federal or state income tax withholding or overtime laws, rules, or regulations.

(e) Since December 31, 2007, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries; (ii) a “mass layoff” (as defined in the WARN Act); or (iii) such other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar foreign, state or local law. As of the date hereof, the Company has not received written notice of any unfair labor practice complaint against the Company or any of its Subsidiaries or, to the Knowledge of the Company, is any such complaint threatened before the National Labor Relations Board.

7.12 ERISA.

(a) Schedule 7.12 sets forth a true and complete list of (i) each “employee pension benefit plan” as defined in Section 3(2) of ERISA, (ii) each “employee welfare benefit plan” as defined in Section 3(1) of ERISA and (iii) each material other incentive compensation, bonus, stock option, stock purchase, severance pay, unemployment benefit, vacation pay, health, life or other insurance, Section 125 cafeteria, fringe benefit or other employee benefit plan, program, agreement or arrangement maintained or contributed to by the Company or any Subsidiary for the benefit of any employee or former employee or director of the Company or any Subsidiary (and their eligible dependents and beneficiaries) (collectively, the “Benefit Plans”). Those Benefit Plans which are non-qualified deferred compensation plans for purposes of Section 409A of the Code are separately identified in Schedule 7.12.

(b) With respect to each Benefit Plan, the Company has delivered or made available to the Purchaser a current, accurate and complete copy (or to the extent no such copy exists, an accurate description) of, and to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) for any Benefit Plan that is an “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), the most recent determination letter (or opinion letter, as applicable), (iii) any summary plan description and other written communications by the Company to its employees concerning the extent of the benefits provided under such Benefit Plan and (iv) for the most recent year, to the extent applicable (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c) The Company (or any pension plan maintained by it) has not incurred any liability to the Pension Benefit Guaranty Corporation (“PBGC”) or the Internal Revenue Service with respect to any pension plan qualified under Section 401 of the Code, except liabilities to the PBGC pursuant to Section 4007 of ERISA, all which have been fully paid. No reportable event under Section 4043(b) of ERISA (including events, with respect to which notice is waived by PBGC regulation) has occurred with respect to any such pension plan.

(d) The Company does not have and has never had any Benefit Plan which is a defined benefit pension plan.

(e) The Company and its Subsidiaries are not members of a controlled group of corporations (as defined in Section 414(b) of the Code).

(f) The Company and its Subsidiaries have performed and complied in all material respects with all of its material obligations under or with respect to the Benefit Plans and each Benefit Plan has been operated substantially in accordance with its terms and with applicable law including the Code and ERISA. None of the Benefit Plans is a “multiemployer plan” within the meaning of Section 3(37) of ERISA and neither the Company nor any of its Subsidiaries has maintained, agreed to participate in, been required to contribute to, incurred any material liability under Section 4201 of ERISA, or been required to pay any amount with respect to a “multiemployer plan” at any time in the past three years. None of the Benefit Plans are subject to Title IV of ERISA or to the funding requirements of Section 412 of the Code or Section 302 of ERISA. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is comprised of a master or prototype plan that has received a favorable opinion letter from the IRS upon which the Company can rely; and to the knowledge of the Company nothing has occurred since the date of such determination letter that could cause such Benefit Plan to lose its qualified status. There is no pending or, to the knowledge of the Company, threatened litigation relating to the Benefit Plans, other than routine claims for benefits. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

(g) All contributions (including all employer contributions and employee salary reduction contributions) that are due with respect to any Benefit Plan have been made within the time periods prescribed by ERISA and the Code to the respective Benefit Plan and all contributions for any period ending on or before the Closing Date which are not yet due have been made to each such Benefit Plan or accrued in accordance with the past custom and practice of the Company and its Subsidiaries.

(h) Except for health care continuation requirements under part 6 of Subtitle I of ERISA (“COBRA”) or applicable state law, the Company has no obligations for post-employment health and life benefits under any Benefit Plan. All group health plans of the Company and its Subsidiaries have been operated in material compliance with the applicable requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code.

(i) Except as disclosed on Schedule 7.12, the consummation of the Contemplated Transactions will not entitle any employee or former employee of the Company to severance pay, or accelerate the time of payment or vesting, or increase the amount, of compensation or benefits due to any such employee or former employee (other than in connection with the cancellation of the Stock Options pursuant to this Agreement). Further, neither the Company nor any of its Subsidiaries has announced any type of plan or binding commitment to create any additional Benefit Plan or to enter into any agreement with an employee, or to amend or modify any existing Benefit Plan or agreement.

(j) To the Knowledge of the Company, no prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA) has occurred with respect to any employee benefit plan maintained by the Company (i) which would result in the imposition, directly or indirectly, of a material excise tax under Section 4975 of the Code or a material civil penalty under Section 502(i) of ERISA or (ii) the correction of which would have a Material Adverse Effect on the Company; and to the Knowledge of the Company no actions have occurred which could result in the imposition of a penalty under any section or provision of ERISA.

(k) Except as disclosed and described in Schedule 7.12, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any material payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any current or former director, officer, or employee of the Company under any benefit plan or otherwise, (ii) materially increase any benefits otherwise payable under any benefit plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits to any material extent.

7.13 Insurance. Schedule 7.13 sets forth a true, correct and complete list of all material insurance policies maintained as of the date of this Agreement by or on behalf of the Company or any of its Subsidiaries and relating to its business and/or assets indicating the type of coverage and name of insurance carrier or underwriter. All such policies (other than the directors’ and officers’ liability policy which shall cease to be in effect as of the Closing as described in Section 9.4) are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date under comprehensive general liability and worker’s compensation insurance policies), and no written notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

7.14 Material Agreements.

(a) Schedule 7.14 contains a complete and correct list, as of the date of this Agreement, of the following agreements, contracts or instruments (but excluding agreements or contracts with hotels, motels or similar establishments which are addressed in Section 7.24) to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary of the Company is bound (collectively, the “Material Agreements”):

(i) all employment agreements or separate severance agreements (exclusive of generally applicable severance policy) with any current director, officer or employee of the Company or any Subsidiary of the Company which will remain in effect following the Closing Date, including all agreements that provide for the payment to an employee of the Company or any Subsidiary for any incentive or bonus compensation (other than bonuses and sales commissions in the ordinary course in accordance with the Company’s plans and policies, true and accurate copies of which have been provided to Purchaser) based on the productivity or performance of such employee;

(ii) all contracts for the engagement of any consultant which may not be canceled upon 90 or fewer days’ notice without any liability, penalty or premium (other than accrued expenses or a nominal cancellation fee or charge);

(iii) all contracts for the future purchase of materials or supplies which require, or would reasonably anticipate to require, the Company or any Subsidiary to pay in excess of $100,000 in any twelve (12) month period;

(iv) all customer contracts for the future sale of goods or services; provided that Schedule 7.14 shall be required to include only such customer contracts having remaining obligations as of the date of this Agreement by any party thereto in excess of $25,000 annually;

(v) all Government Contracts; provided that Schedule 7.14 need not list such contracts with respect to past task orders issued under federal supply contracts that involve payments of $100,000 or less;

(vi) all notes, bonds, indentures and other instruments and agreements evidencing, creating or otherwise relating to obligations for borrowed money and guarantees of obligations for borrowed money, other than those relating to Company Indebtedness;

(vii) all contracts or commitments with any Affiliate of the Company;

(viii) all executory contracts for capital expenditures which require, or would reasonably anticipate to require, the Company or any Subsidiary to pay in excess of $100,000 in any twelve (12) month period;

(ix) all Stock Option agreements;

(x) all agreements, arrangements or understandings concerning a partnership or joint venture that is not consolidated with the Company for financial reporting purposes;

(xi) all agreements, arrangements or understandings that contractually limit the ability of the Company or any Subsidiary to compete with respect to any product, service or territory;

(xii) all agreements, arrangements or understandings that are in the nature of a collective bargaining agreement, that is not cancelable by the Company or any Subsidiary without penalty or compensation on thirty (30) days notice or less; and

(xiii) other than relating to the Sale Payments (representations as to which are set forth in Section 7.20), all agreements, arrangements or understandings which provide that any of benefits will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

(b) Except as set forth on Schedule 7.14, each of the Material Agreements is in full force and effect and constitutes a valid and binding obligation of the Company or the applicable Subsidiary and, to the Knowledge of the Company, the other party thereto. As of the date hereof, neither the Company nor any of the Company’s Subsidiaries is in material breach or material default thereunder, and, to the Knowledge of the Company, no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a material default or material breach by the Company or the applicable Subsidiaries. Except as set forth on Schedule 7.14, none of the Material Agreements has been modified or terminated other than in accordance with its terms and the Company has not received written or, to the Knowledge of the Company, oral (except as qualified below) notice of any possible modification or termination of any Material Agreement. Except as set forth on Schedule 7.14, and except for statements made during ordinary course contract renewal negotiations, none of the Company’s and its Subsidiaries’ thirty (30) largest lodging management services customers, measured by net fee revenue received during calendar year 2008, have notified the Company that such customer intends to terminate its agreement with the Company or its Subsidiaries or modify such agreement to materially reduce its level of business with the Company and its Subsidiaries.

(c) Schedule 7.14(c) hereto lists and identifies each outstanding bid, proposal, offer or quotation made by the Company or its Subsidiaries or by a contractor team or joint venture, in which the Company and/or its Subsidiary is participating, that, if accepted, would directly result in a Government Contract (each, a “Bid”); provided that preliminary discussions, offers and communications that have not progressed to a formal bid, proposal, offer or quotation process with the applicable Governmental Body shall not be deemed a Bid for purposes hereof. The Company has not been notified of any material cost, schedule, technical or quality problems under any Government Contract that has not been resolved as of the Closing Date. Each Government Contract was entered into in the ordinary course of business based upon assumptions that the Company’s management believes to be reasonable, and the Company has implemented reasonable controls and procedures with respect to the Company’s compliance with such Government Contracts. To the Knowledge of the Company, (a) each Government Contract was legally awarded, and (b) no such Government Contract (or, where applicable, the prime contract with the United States Government under which such Government Contract was awarded) is the subject of bid or award protest proceedings. The Company and its Subsidiaries have complied in all material respects with the Truth in Negotiations Act with respect to each Government Contract to the extent applicable.

7.15 Certain Other Commitments. Except as set forth in Schedule 7.15, neither the Company nor any Subsidiary of the Company is a party to any executory agreement, contract, commitment or arrangement, written, or to the knowledge of the Company, oral, and there is no such executory agreement, contract, commitment or arrangement by which the Company, any applicable Subsidiary or any of its properties or assets is bound or affected, (a) to loan money or extend credit (other than trade credit or employee advances in the ordinary course of business or as part of an employee relocation package) to any other Person; (b) to guarantee the obligations of any other Person (other than guarantees by way of endorsement of negotiable instruments in the ordinary course of business); or (c) which involves any joint venture, partnership or other arrangement involving sharing of profits with any Person.

7.16 Compliance with Law. Other than those Laws (as defined below) the violation of which would not reasonably be expected to result in aggregate fines, penalties and costs to achieve compliance in excess of $50,000, the Company (a) is currently conducting its business in accordance with all applicable laws or regulations of all Governmental Bodies applicable to its business, properties, assets and operations (excluding ERISA as to which solely the provisions of Section 7.12 shall be applicable and Environmental Laws as to which solely the provisions of Section 7.17 shall be applicable) (collectively, the “Laws”), and (b) has not received any written notification from any Governmental Body of any asserted present or past failure by it to comply with any such Laws. The Company and its Subsidiaries have all material licenses, permits, approvals, authorizations and consents of all Governmental Bodies required for the conduct of the Company’s and its Subsidiaries’ business as currently conducted (“Material Permits”). The operation of the business of the Company and its properties and assets is in substantial compliance with all such Material Permits. To the Knowledge of the Company, no current or former officers or directors or current or former employees, agents or representatives of the Company or its Subsidiaries have: (i) used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, (iv) established or maintained any unlawful or unrecorded fund of corporate monies or other assets, (v) made any false or fictitious entries on the books and records of the Company or any Subsidiary, (vi) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature, or (vi) made any material favor or gift which is not deductible for federal income tax purposes.

7.17 Environmental Compliance. To the Knowledge of the Company, and except as set forth in Schedule 7.17 hereto and except with respect to occurrences or alleged occurrences which would not, individually or in the aggregate, have or reasonable be expected to have a Material Adverse Effect on the Company: (i) neither the Company nor any of its

Subsidiaries has generated, treated, stored or Released, and has not authorized anyone else to generate, treat, store or Release, any Hazardous Material in violation of any Environmental Laws; (ii) there has not been any generation, treatment, storage or Release of any Hazardous Material in connection with the business of the Company or any of its Subsidiaries or the use of any real property or facility leased by the Company or any of its Subsidiaries, which has created any liability under any Environmental Law or which would require reporting to or notification of any Governmental Body; (iii) no asbestos which is friable or polychlorinated biphenyls or underground storage tank is contained in or located at, in or under any facility owned or leased by the Company or any of its Subsidiaries; and (iv) any Hazardous Material generated, treated, stored or Released by the Company or any of its Subsidiaries in connection with the business of the Company or any of its Subsidiaries is being generated, treated, stored or Released in all material respects in compliance with Environmental Law. Notwithstanding any other provisions of this Agreement, this Section 7.17 constitutes the sole representation of the Company with respect to any Environmental Law or any Hazardous Material.

7.18 No Brokers or Finders. The Company has engaged Oppenheimer & Co. Inc. with respect to the Contemplated Transactions and all fees and expenses payable to Oppenheimer & Co. Inc. shall be payable by the Company as a Closing Cost (subject to direction with respect to such payment out of the Purchase Price pursuant to this Agreement). Other than Oppenheimer & Co. Inc., neither any Seller nor the Company or any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage or finder’s fee or commissions or similar payment in connection with any of the Contemplated Transactions.

7.19 Intellectual Property Rights.

(a) Schedule 7.19 lists all (i) all registered Intellectual Property owned by the Company and its Subsidiaries (the “Registered Intellectual Property”); and (ii) all material Intellectual Property used by the Company and its Subsidiaries under license or similar agreement, excluding any commercially available “off-the-shelf” software (the “Licensed Intellectual Property” and, together with the Registered Intellectual Property, the “Scheduled Intellectual Property”). All material components of software that were developed by or on behalf of the Company and that are currently being used by the Company and its Subsidiaries, including a proprietary software system (commonly referred to as “TALON”), Internet based reporting and data query systems (commonly referred to as CLC*Web) and associated IT infrastructure, are referred to as “Material Software”. The Registered Intellectual Property, the Material Software and all other software and systems that were developed by or on behalf of the Company and that are currently being used by the Company and its Subsidiaries are collectively referred to herein as the “Owned Intellectual Property.” The Company or the applicable Subsidiary of the Company owns all right, title and interest in and to the Owned Intellectual Property, free and clear of all Encumbrances other than Permitted Encumbrances, and is properly licensed, under valid and currently enforceable agreements, to use (or has otherwise been permitted, through settlement or similar agreements or otherwise, to use) the Licensed Intellectual Property. Except as set forth in Schedule 7.19 or with respect to ongoing license or maintenance fee payments not yet due as of the Closing date, the Company has no obligation to make any payments by way of royalty, fee, settlement or otherwise to any Person in connection with Company’s use, sale, distribution or maintenance of any Material Software or any Licensed Intellectual Property. The ownership of the Owned Intellectual Property and the ownership of the rights to use the Licensed

Intellectual Property as the Company and its Subsidiaries have prior to the Closing shall be unaffected by the consummation of the Contemplated Transactions, and immediately after the Closing the Owned Intellectual Property and the ownership of the rights to use the Licensed Intellectual Property shall be sufficient to conduct the business of the Company or the Subsidiaries as conducted immediately prior to the Closing. During the twelve (12) months immediately preceding the Closing, none of the Material Software has suffered a failure that has (i) caused the Company to breach any service level agreements resulting in penalties or service credits being imposed against the Company, or (ii) materially and adversely affected the use of the Material Software or the operations of the business of the Company and its Subsidiaries, or (iii) resulted in an outage of a customer facing system that adversely impacted the Company’s and its Subsidiaries’ ability to transact business with its customers for a period of four (4) hours or more, except (a) one scheduled outage from midnight until 6:00 am when the Company moved facilities and (b) one scheduled six hour outage when the Talon server and phone/internet lines were moved to a new structure and this outage was scheduled, communicated and executed according to plan.

(b) Other than as set forth in Schedule 7.19, there are no agreements or arrangements pursuant to which any of the Scheduled Intellectual Property or Material Software has been licensed or sublicensed by the Company or any of its Subsidiaries to any Person, or which permits use (whether through settlement or similar agreements or otherwise) by any Person other than the Company and its Subsidiaries.

(c) None of the Scheduled Intellectual Property or Material Software is subject to any outstanding order, ruling, decree, judgment or stipulation to which the Company or any of its Subsidiaries is or has been made a party, or has been the subject of any Proceeding by or against the Company or any of its Subsidiaries (whether or not resolved in favor of the Company or any of its Subsidiaries).

(d) The Company is not, nor will it be as a result of execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses or other agreements pursuant to which the Company is authorized to use any Licensed Intellectual Property.

(e) To the Knowledge of the Company, neither (i) the Company nor its Subsidiaries nor (ii) the use of the Company’s and its Subsidiaries’ services when used by the customers in the manner for which they are intended by the Company or its Subsidiaries violate the Intellectual Property rights of any other Person. No claim or demand of any Person has been made in writing, nor is there any Proceeding that is pending or to the Knowledge of the Company threatened, which (in any such case) (i) challenges the rights of the Company or any of its Subsidiaries in respect of any Intellectual Property or (ii) asserts that the Company or any of its Subsidiaries is infringing or otherwise in conflict with, or is required to pay any royalty, license fee, charge or other amount with regard to, any Intellectual Property.

(f) To the Knowledge of the Company, no other Person is infringing upon, misappropriating or otherwise violating any Scheduled Intellectual Property or Material Software owned by or licensed to the Company or any of its Subsidiaries or the rights of the Company or any of its Subsidiaries in any Scheduled Intellectual Property or Material Software. To the

Company’s Knowledge, no Person has a valid equitable defense to enforcement by the Company or its Subsidiaries of its or its Subsidiaries’ rights in the Scheduled Intellectual Property or Material Software based on any act or omission of the Company.

(g) The Registered Intellectual Property has been duly registered with, filed in or issued by, as the case may be, the United States Patent and Trademark Office, the United States Copyright Office or such other filing offices, domestic or foreign, as are listed on Schedule 7.19 and, except as set forth on Schedule 7.19(g), all actions necessary to maintain such registrations, filings, or issuances (such as payment of maintenance fees, filing of declarations of use, and renewal filings) have been taken, including without limitation the payment of all related fees. The Company has taken efforts that are reasonable under the circumstances to prevent the unauthorized disclosure to other Persons of such portions of the Owned Intellectual Property which are trade secrets.

7.20 Sale Payments. Except as set forth in Schedule 7.20 and except for the payment of the Sale Payments (all of which are set forth on Schedule X), the Company has no obligation to pay any bonus, severance, stay pay or other compensation, benefit or payment that is created, accrues or becomes payable by the Company on or prior to the Closing Date to any present or former director, shareholder, employee or consultant, including pursuant to any employment agreement, benefit plan or any other contract, agreement, arrangement or understanding, or any compensation, benefit or payment that accelerates, in each case, as a result of the execution, delivery or consummation of the Contemplated Transactions, whether or not the services of such person to the Company are subsequently terminated. The Company’s obligations to Oppenheimer & Co. Inc. identified in Section 7.18 shall not be included in the definition of “Sale Payments” but shall be a Closing Cost paid by Sellers.

7.21 Bank Accounts. Schedule 7.21 sets forth each of the bank accounts of the Company and its Subsidiaries and the employees that are authorized signatories with respect to such accounts.

7.22 Powers of Attorney. Schedule 7.22 sets forth each power of attorney the Company or any of its Subsidiaries has granted to any Person to act or execute documents on behalf of the Company or any of its Subsidiaries.

7.23 Employees. Schedule 7.23 sets forth a correct and complete list, in all material respects, of all of the employees of the Company and its Subsidiaries as of January 12, 2009, including the date of hire, base salary and hourly wages, and position/job title. Except as limited by any employment agreements and severance agreements listed in Schedule 7.23, and except for any limitations of general application which may be imposed under applicable Laws and the Company’s and its Subsidiaries’ general policies (copies of which have been provided or made available to Purchaser), the Company and the Subsidiaries have the right to terminate the employment of any of their respective employees at will and without payment to such employees.

7.24 Agreements with Hotels. To the Knowledge of the Company, except as set forth in Schedule 7.24 the Company and its Subsidiaries have entered into agreements with hotels, motels or similar establishments (“Hotel Agreements”) in the ordinary course of business.

Such Hotel Agreements are sufficient for the conduct of the business of the Company and its Subsidiaries as of the Closing Date. Individual Hotel Agreements are not Material Agreements as defined in Section 7.14. Except as set forth on Schedule 7.24(i), each of the Hotel Agreements is in full force and effect and constitutes a valid and binding obligation of the Company or the applicable Subsidiary and, to the Knowledge of the Company, the other party thereto. Schedule 7.24(ii) sets forth a complete and accurate list of the arrangements between any group of 30 or more hotel, motel and similar establishments under common ownership (each, a “Hotel Chain”). No agreement with any Hotel Chain has been modified or terminated other than in accordance with its terms and the Company has not received written or, to the Knowledge of the Company, oral notice of any possible modification or termination of any such agreement with a Hotel Chain other than ordinary course pricing negotiations impacting individual hotels within a Hotel Chain. As of the date hereof, neither the Company nor any of the Company’s Subsidiaries is in material breach or material default thereunder, and, to the Knowledge of the Company, no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a material default or material breach by the Company or the applicable Subsidiaries.

7.25 Disclaimer of Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE COMPANY MAKES NO REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY IN RESPECT OF THE COMPANY OR THE COMPANY’S SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NEITHER THE COMPANY NOR ANY SELLER PARTY MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO ANY PROJECTIONS, ESTIMATES OR BUDGETS DELIVERED TO OR MADE AVAILABLE TO PURCHASER OF FUTURE REVENUES, FUTURE RESULTS OF OPERATIONS (OR ANY COMPONENT THEREOF), FUTURE CASH FLOWS OR FUTURE FINANCIAL CONDITION (OR ANY COMPONENT THEREOF) OF THE COMPANY AND ITS SUBSIDIARIES OR THE FUTURE BUSINESS AND OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES.

8. REPRESENTATIONS AND WARRANTIES OF PURCHASER.

Purchaser hereby represents and warrants to Sellers that except as set forth in a Schedule corresponding in number to the applicable Section of this Article 8 (provided that the disclosure of an item in one section of the Schedules shall be deemed to modify both (i) the representations and warranties contained in the section of this Agreement to which it corresponds in number and (ii) any other representation and warranty of the Purchaser in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other representation and warranty):

8.1 Organization and Good Standing. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Georgia.

8.2 Authority Relative to Agreement; Compliance with Other Instruments; Absence of Conflict. Purchaser has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and each agreement, document, certificate or other instrument required to be delivered by it hereby or in connection herewith (collectively, the “Purchaser Documents”). The execution, delivery and performance by Purchaser of each of the Purchaser Documents, and the consummation by Purchaser of the Contemplated Transactions have been duly authorized by all necessary action on the part of Purchaser and do not constitute or result in a breach or violation of or default under the articles of organization or operating agreement of Purchaser. The execution, delivery and performance by Purchaser of each of the Purchaser Documents, and the consummation by Purchaser of the Contemplated Transactions (a) do not require the consent, waiver, approval, franchise or permit, license or authorization of, or any declaration or filing with, any Person or other Governmental Body, (b) do not violate any provision of Law applicable to Purchaser, and (c) do not (with or without the giving of notice or the passage of time or both) conflict with or result in a breach or termination of, or constitute a default or give rise to a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Purchaser pursuant to any mortgage, deed of trust, indenture or other agreement or instrument or any order, judgment, decree, statute, regulation or any other restriction of any kind or character to which Purchaser is a party or by which any of its assets or properties may be bound, the consequence of which violation, conflict, breach, termination or default referred to in clauses (b) and (c) would be reasonably expected to materially adversely affect the ability of Purchaser to perform its obligations hereunder or consummate the Contemplated Transactions in accordance with the terms hereof.

8.3 Effect of Agreement. This Agreement and each other Purchaser Document have been duly executed and delivered by Purchaser. This Agreement and each such other Purchaser Document constitute legal and valid obligations of Purchaser enforceable against it in accordance with their terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

8.4 Litigation. There is no legal, administrative, arbitral or other proceeding by or before any Governmental Body pending or, to the knowledge of Purchaser, threatened against Purchaser, nor to the knowledge of Purchaser is there any pending investigation by any Governmental Body, which would give any third party the right to enjoin or rescind the Contemplated Transactions or otherwise prevent Purchaser from complying with the terms and provisions of this Agreement.

8.5 No Brokers or Finders. Purchaser has not, and its officers, directors or employees have not, employed any broker or finder or incurred any liability for any brokerage or finder’s fee or commissions or similar payment in connection with any of the Contemplated Transactions.

8.6 Solvency; Corporate Structure. Immediately after giving effect to the Contemplated Transactions, the Purchaser will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the fair salable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature and a reasonable amount of all contingent liabilities), (ii) have unreasonably small capital with which to engage in its business, or (iii) have incurred debts beyond its ability to pay as they become due.

8.7 Acquisition For Investment; Inspection. The Stock to be acquired by the Purchaser pursuant to this Agreement is being acquired for investment only and not with a view to any public distribution thereof, and the Purchaser will not offer to sell or dispose of the Stock so acquired by it in violation of any of the registration requirements of the Securities Act of 1933, as amended, or any applicable state law. Purchaser is an “accredited investor,” as such term is defined in Rule 501 of Regulation D under the Securities Act of 1933. Purchaser is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of companies such as the Company and its Subsidiaries as contemplated hereunder. Purchaser has undertaken such investigation and has evaluated such documents and information as it has been provided by Sellers as Purchaser has deemed necessary to enable it to make an informed decision with respect to the Contemplated Transactions.

8.8 Disclaimer of Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE PURCHASER MAKES NO REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY IN RESPECT OF THE PURCHASER OR ITS SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

9. FURTHER AGREEMENTS OF THE PARTIES.

9.1 Expenses. Except as provided in the last sentence of this Section 9.1, Purchaser and Sellers shall bear their own respective expenses (including, without limitation, fees and disbursements of their respective advisors and consultants) incurred in connection with all obligations required to be performed by each of them under this Agreement. The Company shall pay all expenses owed to Oppenheimer & Co. as a Closing Cost (subject to direction with respect to such payment out of the Purchase Price pursuant to this Agreement).

9.2 Tax Matters.

(a) General. Subject to the specific mechanisms, limitations and other provisions of this Section 9.2 and Article 10, the parties intend that the Seller Parties shall be responsible, severally in accordance with their respective Pro Rata Share (Seller Parties), either pursuant to the indemnification provisions of Article 10 or through accruals on the Closing Statement, for all Tax liability of the Company and its Subsidiaries for taxable periods ending on or before the Closing Date and the portion of the Taxes for any Straddle Period that are allocable to the portion of such Straddle Period ending on the Closing Date. Purchaser shall be responsible for all Tax liability of the Company and its Subsidiaries accruing for taxable periods beginning after the Closing Date and the portion of the Taxes for any Straddle Period that are allocable to the portion of such Straddle Period beginning after the Closing Date. Purchaser shall, or shall cause the Company and/or its Subsidiaries to, prepare and file all Tax Returns of the Company and its Subsidiaries for the taxable periods (“Pre-Closing Returns”) ending on or before the Closing Date which have not been filed prior to or on the Closing Date (“Pre-Closing Returns”) and any Tax Returns of the Company and its Subsidiaries for taxable periods beginning before the Closing Date and ending after the Closing Date (a “Straddle Period”) (such Tax Returns referred to hereinafter as the “Straddle Period Returns”) and shall pay or cause the Company and its Subsidiaries to pay all Taxes due with respect to such periods. Any Tax Return filed after the Closing Date with respect to any taxable period, or portion thereof, ending on or before the Closing Date shall be provided to the Seller Representative at least thirty (30) days prior to filing and the Seller Representative shall have the right to review and comment on such Tax Returns prior to filing. Purchaser and the Seller Representative agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Returns; provided that any objection that is not resolved between Purchaser and the Seller Representative shall be submitted to an independent accounting firm acceptable to both Purchaser and Seller Representative for resolution, whose determination shall be binding on Purchaser and Seller Representative. The cost for such independent accounting firm shall be paid equally by both Purchaser and Seller Representative. If the Company and its Subsidiaries are permitted under any applicable foreign, state or local income tax law to treat the Closing Date as the last day of a taxable period, the Seller Representative and Purchaser shall treat (and cause their respective Affiliates to treat) the Closing Date as the last day of a taxable period. For purposes of this Section 9.2(a) in determining the Tax liability of Seller Parties, Taxes that are imposed on a periodic basis and are payable for any Straddle Period, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall (x) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (y) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date. Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with reasonable prior practice of the Company and its Subsidiaries. The Seller Parties shall pay pursuant to the indemnification provisions under Article 10 (i) with respect to any Pre-Closing Return, all Taxes reflected on each Pre-Closing Return (as finally determined under this Section 9.2(a)) and (ii) with respect to any Straddle Period Return, an amount equal to the portion of the Taxes for such Straddle Period that are allocable to the portion of such Straddle Period ending on the Closing Date. Notwithstanding anything to the contrary set forth in this Section 9.2(a), the Sellers shall not be responsible for any portion of any Tax liability to the extent it is included in the calculation of Current Liabilities under this Agreement and/or included as an accrual on the Closing Statement.

(b) Refunds. Any Tax refund received by Purchaser, the Company or any of its Subsidiaries, and any amounts of overpayments of Tax credited against Tax which the Company or any of its Subsidiaries otherwise would have been required to pay that relate to any Tax period, or portion thereof, ending on or before the Closing Date shall be for the account of the Sellers, and Purchaser shall or shall cause the Company or its Subsidiaries to promptly pay over to Seller Representative (for further payment to the Sellers in accordance with their respective Pro Rata Shares (Sellers) any such refund or the amount of any such credit within 15 days after receipt or entitlement thereto. Purchaser shall use reasonable best efforts to cause the Company and its Subsidiaries to apply for any Tax refunds attributable to Tax periods, or portions thereof, ending on or prior to the Closing Date within twelve (12) months following the Closing. Notwithstanding anything to the contrary set forth in this Section 9.2(b), the Sellers shall not be entitled to any portion of any refund to the extent that it is included in the calculation of Current Assets under this Agreement, or is a direct result of a Transaction Tax Deduction Benefit, or results from the carryback of Tax attributes from a Tax period beginning after the Closing Date.

(c) Tax Contests. Purchaser shall inform Seller Representative of the commencement subsequent to the Closing Date of any audit, examination or proceeding (“Tax Contests”) relating in whole or in part to Taxes for which Purchaser may be entitled to indemnity from Seller Parties hereunder and the Seller Representative shall be entitled to control and conduct those aspects of such Tax Contests that are related exclusively to the liability for any Taxes, the amount of which is recoverable by Purchaser from Seller Parties hereunder. Costs of any Tax Contest are to be borne by the party controlling such Tax Contest. With respect to a Tax Contest which the Seller Representative is entitled to control, the Seller Representative shall have the right to determine, in its sole discretion, such issues as (i) the forum, administrative or judicial, in which to contest any proposed adjustment, (ii) the attorney and/or accountant to represent the Company in the Tax Contest, (iii) whether or not to appeal any decision of any administrative or judicial body, and (iv) whether to settle any such Tax Contest, except that the Seller Representative shall not settle any Tax Contest in a manner that would have an adverse Tax effect on the Company and is Subsidiaries for taxable periods ending after the Closing Date without the prior written consent of the Purchaser. However, if Purchaser withholds such consent then any related indemnity obligation of the Seller Parties shall be limited to the amount of such indemnity obligation computed as though the settlement for which such consent was sought had been implemented. The Seller Representative shall keep the Purchaser informed throughout the Tax Contest and the Purchaser shall be entitled to participate at its sole expense in any such Tax Contest. Purchaser or the Company, as applicable, shall deliver to the Seller Representative any power of attorney reasonably required to allow the Seller Representative and its counsel to represent the Company in connection with the Tax Contest and shall use their reasonable efforts to provide the Seller Representative with such assistance as may be reasonably requested by the Seller Representative in connection with the Tax Contest.

(d) Elections, Amended Returns, etc. Without the prior written consent of the Seller Representative (which consent may be withhold for any reason), or as otherwise required by Law, none of Purchaser, the Company, any Subsidiary of the Company or any Affiliate of Purchaser shall (i) make any election, (ii) change the tax treatment of any item on a Tax Return filed after the Closing Date as compared to the treatment of such item on a Tax Return filed prior to the Closing Date, or (iii) file any amended Tax Return or propose or agree to any adjustment of any item with the Internal Revenue Service or any other Taxing Authority with respect to any taxable period ending on, before or after the Closing Date (other than such amendments or adjustments that reflect requirements of applicable Laws) that would (in any such case) have the effect of increasing Sellers’ liability for any Taxes, reducing any tax benefit of Sellers, increasing the indemnification obligations of Sellers or increasing the amount recoverable by Purchaser with respect to Taxes unless the Purchaser and any such Affiliate indemnify and hold Sellers harmless from and against any such adverse Tax effect.

(e) Access and Assistance. Following the Closing Date and through the period set forth in Section 10.2(a), Purchaser shall and shall cause the Company and its Subsidiaries to give the Seller Representative and its authorized representatives access to the books and records of the Company and its Subsidiaries (and permit Seller Representative and its agents and/or representatives to make copies thereof) to the extent relating to periods prior to or including the Closing Date as the Seller Representative may reasonably request for purposes of preparing Tax Returns and conducting proceedings relating to Taxes. Each of Purchaser, the Company, the Company’s Subsidiaries, the Seller Representative (on behalf of Sellers) and their respective Affiliates will provide the other parties with such assistance as may reasonably be requested in writing by any of them in connection with the preparation of any Tax Return, any audit or other examination by any Taxing Authority, any judicial or administrative proceedings relating to liability for Taxes, or any other claim arising under this Agreement, and each will retain and provide the others with any records or information that may be relevant to any such Tax Return, audit or examination, proceeding or claim. The Seller Representative and Purchaser shall provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other or the Company for any period. Such assistance shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and shall include providing copies of any relevant Tax Returns and supporting work schedules, which assistance shall be provided without charge except for reimbursement of reasonable out-of-pocket expenses. Purchaser will, or will cause the Company and its Subsidiaries to, retain, until all appropriate statutes of limitation (including any extensions) expire, copies of all Tax Returns of the Company and its Subsidiaries, supporting work schedules and other records or information which may be relevant to such Tax Returns, and will not destroy or otherwise dispose of such materials without first providing the Seller Representative with a reasonable opportunity to review and copy such materials. Each party shall bear its own expenses in complying with the foregoing provisions.

9.3 Access and Cooperation Following the Closing.

(a) Without limitation upon the rights of the parties under Section 9.2(e), following the Closing Date, Purchaser shall, and shall cause the Company and its Subsidiaries to, give Seller Representative and its authorized representatives reasonable access to its books and records (and permit Seller Representative and their authorized representatives to make copies thereof) during normal business hours and upon at least three (3) business days prior notice, to the extent relating to (i) the business of the Company and its Subsidiaries prior to the Closing Date, (ii) the Seller Parties’ obligations under this Agreement, or (iii) the institution or defense of any pending or threatened litigation, investigation or proceedings, whether in connection with this Agreement or the Contemplated Transactions or with operations prior to the Closing Date. George Hansen and, subject to the last two sentences of this Section 9.3(a), Peter Nelson further covenant that (a) during the two week period following the Closing, each of them shall provide reasonable assistance from their home offices (i.e., not requiring travel) and shall do all acts necessary (to the extent not done prior to Closing) to transition their authorizations, duties and responsibilities to their successors as designated by the Purchaser, including signing any necessary documentation, and (b) following the Closing Date for a period of six months, each shall make themselves available to the Company, its Subsidiaries, and Purchaser and provide reasonable assistance during normal business hours to answer questions as they periodically arise about the business of the Company and its Subsidiaries prior to the Closing Date. For a period of up to thirty (30) days after the Closing Peter Nelson shall continue in his position as Chief Financial Officer of the Company and its Subsidiaries and shall perform such financial management and administrative tasks as are reasonably necessary for the continuity of the Company’s operations and the transition of his duties to employees of the Company and/or Purchaser; provided, however, that no travel shall be required. Purchaser agrees to compensate Peter Nelson at his current base rate of pay, 401(k) eligibility, and health insurance eligibility, for such period and to maintain the Company’s office in Darien, Connecticut for the month of April 2009. The resignation letter of Mr. Nelson, to be delivered to the Purchaser pursuant to Section 3.2(b)(iii), shall be dated as of the close of business on May 1, 2009, unless an earlier date is agreed to by Purchaser and Mr. Nelson.

(b) Purchaser shall, and shall cause Company and its Subsidiaries to, make their employees available to Seller Representative, without requiring a subpoena or other legal process, for reasonable periods of time for the purposes described in Section 9.3(a) above with the reasonable out-of-pocket expenses of making such employees available being reimbursed but no reimbursement being required for the salaries, wages, bonuses or other compensation of such employees during such periods.

9.4 Director and Officer Liability and Indemnification. For a period of three (3) years after the Closing, (i) Purchaser shall not and shall not permit the Company or any of its Subsidiaries (or their successors as a result of any mergers) to, amend, repeal or modify any provision in the Company’s or its Subsidiaries’ governance documents relating to exculpation or indemnification of former officers, directors or managers (unless required by law), it being the intent of the parties that the officers, directors and managers of the Company and its Subsidiaries prior to the Closing shall continue to be entitled to such exculpation and indemnification to the fullest extent permitted under the law of its jurisdiction of formation or incorporation, and (ii) Purchaser shall cause the Company and its Subsidiaries (or its successors as a result of any mergers) to maintain adequate insurance, with coverage equivalent to that currently directly or indirectly maintained for the Company’s and its Subsidiaries’ officers, directors and managers, covering director and officer liability for actions taken by or omitted to be taken by the officers, directors and managers of the Company in their capacity as such prior to the Closing Date. The parties acknowledge that effective on the Closing Date, the Company converted its current directors’ and officers’ policy (and applied unused premiums thereunder) to purchase a single payment, run-off or “tail” insurance policy or policies of directors’ and officers’ liability insurance covering current and former officers and directors of the Company and the Subsidiaries on terms and conditions, including limits, no less favorable in any material respect than their respective directors and officers liability insurance policy in effect on the date of this Agreement, such policy or policies to become effective at the Closing and remain in effect for a period of six (6) years after the Closing with respect to directors’ and officers’ liability for claims arising from facts or events that occurred on or prior to the Closing. Effective upon the Closing, the Company, for itself and its Subsidiaries, hereby waives any claims that the Company or any Subsidiary currently has or, in the future, may have against any Seller, or employees or representatives of any Seller for any of such Person’s actions or omissions in their capacities as officers or directors of the Company or any of its Subsidiaries.

9.5 Compliance with WARN Act. Purchaser agrees that, for a period of 60 days after the Closing Date, it will not cause any of the employees of the Company or any of its Subsidiaries as of the Closing Date to suffer “employment loss” for purposes of the WARN Act if such employment loss could create any liability for Sellers, unless Purchaser or the Company delivers notices under the WARN Act in such a manner and at such a time that Seller bears no liability with respect thereto.

9.6 Seller Expense Holdback Amount and Seller Indemnity Holdback Amount.

(a) Seller Expense Holdback Amount. The Seller Representative shall hold the Seller Expense Holdback Amount as an administrative convenience for the sole benefit of the Seller Representative and the Seller Parties, and Purchaser shall not have any right, title or interest (contingent or otherwise) in the Seller Expense Holdback Amount. The Seller Representative shall use the Seller Expense Holdback Amount to pay after the Closing Date (on behalf and on account of each Seller Party according to his, her or its Pro Rata Share (Seller Parties)) any expenses incurred by or on behalf of the Seller Parties as a group relating to the Contemplated Transactions, this Agreement, or as may be incurred in its capacity as Seller Representative pursuant to Section 11.9, including without limitation amounts payable (if any) to Purchaser in connection with Section 2.2 or expenses incurred in connection with a claim for which the Seller Parties may be required to provide indemnification pursuant to Article 10, and any transaction costs of the Seller Parties as a group. On April 1, 2010, the Seller Representative shall disburse to each Seller Party his, her or its Pro Rata Share (Seller Party) of any portion of the Seller Expense Holdback Amount (plus earnings thereon) that has not theretofore been paid as of such date; provided that (x) in the event that on such date there remains any unresolved claims under Article 10 or Section 2.2 of this Agreement, the Seller Representative may elect in its sole discretion to retain and disburse thereafter as necessary any remaining portion of the Seller Expense Holdback Amount and (y) the Seller Representative shall also be permitted to retain amounts that it reasonably believes will be required to satisfy the payments described in the last sentence of this Section 9.6(a). In addition, the Seller Parties agree that in exchange for the administrative services it will provide in its capacity as Seller Representative for the benefit of all Seller Parties as contemplated hereunder (including without limitation those services in connection with the administration and the subsequent disbursement of proceeds to the Sellers (including with respect to the Seller Expense Holdback Amount and the Seller Indemnity Holdback Amount), and the making and coordination of any tax filings relating thereto), the Seller Representative shall be entitled to receive solely from the Seller Expense Holdback Amount to the extent available a quarterly amount of $25,000 (paid at the beginning of each such quarterly period, with the payment for the first four quarterly periods following Closing due on the Closing Date as a Closing Cost and such amount for any subsequent quarterly periods (if any) paid on the first day of such subsequent period out of the Seller Expense Holdback Amount) from the Closing Date through the date on which the Seller Indemnity Holdback Amount and Seller Expense Holdback Amount are finally disbursed and all filings with respect thereto are made; provided that in no event shall such payments exceed $500,000 in the aggregate. The Seller Parties acknowledge and agree that the quarterly amounts payable to the Seller Representative are expenses directly related to the Contemplated Transactions.

(b) Seller Indemnity Holdback Amount. The Seller Representative shall retain on behalf of the Seller Parties and not distribute (except as contemplated by this

Agreement) an amount equal to the Seller Indemnity Holdback Amount paid to Seller Representative on behalf of the Seller Parties on the Closing Date. The Seller Indemnity Holdback Amount shall be retained and disbursed by the Seller Representative as provided in Section 2.2 and Section 10.1(a) and shall be used to satisfy Seller Parties’ indemnification obligations, if any, that arise under Article 10 of this Agreement or any adjustment to the Purchase Price contemplated by Section 2.2 of this Agreement in favor of the Purchaser.

(c) Upon the occurrence of the final disbursement of the Seller Expense Holdback Amount and Seller Indemnity Holdback Amount to the Seller Parties, the Seller Representative shall deliver to each Seller Party a spreadsheet setting forth the amount of any earnings thereon, any disbursements therefrom, and the amount of any remaining amounts being distributed to each Seller Party. If either the Seller Indemnity Holdback Amount or the Seller Expense Holdback Amount are fully exhausted as a result of payments contemplated by this Agreement, then as soon as practicable thereafter the Seller Representative shall deliver to each Seller Party a written summary of any disbursements thereof.

9.7 Public Announcements. Purchaser shall consult with the Company prior to issuing any press release or otherwise making any public statements with respect to the Contemplated Transactions and shall not issue any such press release or make any such public statement without the Seller Representative’s written approval, except as may be required by Law.

9.8 Restrictive Covenants.

(a) Definitions. For purposes of this section:

(i) “Applicable Sellers” means the Seller Parties.

(ii) “Company Activities” means the provision of services of the type currently offered or provided by the Company to its lodging customers, it being understood that such activities shall not be deemed to include transaction processing activities generally that are not competitive with the business of the Company’s lodging business as currently conducted.

(iii) “Confidential Information” means any data or information of the Company, other than Trade Secrets, which is valuable to the Company and not generally known to competitors, including, without limitation, general business information, industry information, analyses, and other information of a proprietary nature that relates to the Company or was developed by or compiled by, or on behalf of, the Company.

(iv) “Noncompetition Period” or “Nonsolicitation Period” means the period beginning on the Closing Date and ending on the third (3rd) anniversary of the Closing Date.

(v) “Territory” means the United States of America, such area being where customers and actively sought prospective customers of the Company are located.

(vi) “Trade Secrets” means information of the Company, without regard to form, including, but not limited to, technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, or a list of actual or potential customers or supplies which is not commonly known by or available to the public and which information: (A) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons who can obtain economic value from its disclosure or use; and (B) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(b) Trade Secrets and Confidential Information.

(i) Trade Secrets. Each Applicable Seller hereby agrees not to use or disclose any Trade Secrets for so long as the pertinent information remains Trade Secret information (and, in any event, during the Noncompetition Period), regardless of whether the Trade Secrets are in written or tangible form, without the prior written consent of Purchaser. Nothing in this Agreement shall diminish the rights of Purchaser regarding the protection of Trade Secrets and other intellectual property pursuant to applicable Law.

(ii) Confidential Information. Each Applicable Seller hereby agrees, during the Noncompetition Period, to hold in confidence all Confidential Information, and not to disclose, publish or make use of Confidential Information without the prior written consent of Purchaser, provided that it is understood and agreed that Applicable Sellers shall be permitted to report in the ordinary course of business consistent with such Applicable Seller’s past practices and applicable law, (x) to its investors on a confidential basis, the results of its investment in the Company and, and (y) to trade magazines, the occurrence of the Contemplated Transactions.

(c) Noncompetition.

(i) Acknowledgement. Each Applicable Seller (other than Antares Capital Corporation) acknowledges that the Company conducts the Company Activities throughout the Territory and that to protect adequately the interest of Purchaser in the Company and the goodwill of the Company, it is essential that any noncompetition covenant with respect thereto cover all Company Activities and the entire Territory for the duration of the Noncompetition Period.

(ii) Noncompetition Covenant. Each Applicable Seller (other than Antares Capital Corporation) hereby agrees with respect to itself and no other Person (including any other Applicable Seller), during the Noncompetition Period, not to, directly or indirectly, including by assisting others, conduct Company Activities in the Territory or otherwise engage in, have an equity or profit interest in, or render services (of an executive, marketing, management, research and development, administrative, financial, or consulting nature) to any business that conducts any of the Company Activities in the Territory except in connection with any such Applicable Seller’s ongoing employment with the Company or any of its Subsidiaries. Notwithstanding anything in this Agreement to the contrary, each Applicable Seller may acquire up to two percent (2%) of any company whose common stock is publicly traded on a national securities exchange or in the over-the-counter market and the Nautic Seller Parties may acquire and hold the Purchaser Parent Stock.

(iii) Nonsolicitation Covenant. Each Applicable Seller (other than Antares Capital Corporation) hereby agrees with respect to itself and no other Person (including any other Applicable Seller), during the Nonsolicitation Period (except, as applicable, in any individual’s capacity as continuing employee of the Company or its Subsidiaries) not to, directly or indirectly, including by assisting others, (A) solicit or attempt to solicit any business from any of the Company’s customers existing as of the Closing Date for purposes of providing products or services that relate to Company Activities; or (B) recruit, or solicit or attempt to hire, recruit or solicit, on behalf of the Applicable Seller or any other Person, any employee, independent contractor or leased employee of the Company who remains in such capacity under Purchaser’s ownership after the Closing Date, it being understood and agreed that a general advertisement not directed at such Persons shall not be a violation of this Agreement.

(d) For purposes of Section 9.8(c)(ii) and Section 9.8(c)(iii)(A) hereof, Barry L. Downing (“Downing”) shall be permitted to, directly or indirectly, own, lease and manage hotels, motels and other lodging facilities and all other activities solely associated therewith. In addition, by the execution and delivery of this Agreement, the parties hereto agree to terminate the provisions of Article 9 of that certain Amended and Restated Stock Purchase Agreement, as amended, dated May 16, 2003 by and among Corporate Lodging, Inc., Downing and the other parties thereto.

(e) Severability. If a judicial determination is made that any of the provisions of this Agreement constitute an unreasonable or otherwise unenforceable restriction against any Applicable Seller, the provisions of this Agreement, including this Section 9.8, shall be rendered void only to the extent that such judicial determination funds such provisions to be unreasonable or otherwise unenforceable with respect to such Applicable Sellers. In this regard, the Applicable Sellers hereby agree that any judicial authority construing this Agreement shall be empowered to sever any portion of the Territory, any prohibited business activity or any time period from the coverage of this Agreement, and to apply the provisions of this Agreement to the remaining portion of the Territory, the remaining business activities, and the remaining time period not so severed by such judicial authority. Moreover, notwithstanding the fact that nay provision of this Agreement is determined not to be specifically enforceable, Purchaser shall nevertheless be entitled to seek to recover monetary damages as a result of an alleged breach of such provision by the Applicable Sellers.

(f) Injunctive Relief. The Applicable Sellers hereby agree that any remedy at law for any breach of the provisions contained in this Section 9.8 shall be inadequate and that Purchaser shall be entitled to seek injunctive relief in addition to any other remedy Purchaser might have under this Agreement.

9.9 Nautic Contributed Stock; Series E Purchase Agreement. Each of the Seller Parties, for itself and its successors and assigns, hereby (a) acknowledges and agrees that in order to accommodate the Purchaser’s requirements with respect to the Contemplated

Transactions, each of the Nautic Seller Parties has agreed to forego its rights to sell all of its Stock to Purchaser in exchange for cash and instead each Nautic Seller Party has agreed to contribute a portion of the Stock held by it (referred to herein collectively as the Nautic Contributed Stock) to the Purchaser in exchange for Purchaser Parent Stock pursuant to the Series E Purchase Agreement, and approves such actions, (b) acknowledges and agrees that the aggregate value of the Nautic Contributed Stock is $8,000,010 (determined for such purposes based on the Purchase Price hereunder and the amount per share of Stock that the Seller Parties are receiving hereunder), and (c) generally, irrevocably, unconditionally and completely releases and forever discharges each of the Nautic Seller Parties, the Company, the Purchaser Parent and the Purchaser from, and hereby irrevocably, unconditionally and completely waives and relinquishes, any past, present and future disputes, claims (whether or not known on the date hereof), controversies, demands, rights, obligations, liabilities, actions and causes of action of every kind and nature (whether under any written or oral agreement, understanding or Law, including under the Company’s governance documents, shareholder agreements, or otherwise)(each a “Claim”), that such Seller Party may have or in the future may have against any Nautic Seller Party, the Company, the Purchaser and the Purchaser Parent with respect to or in any way relating to (i) the Nautic Seller Parties’ contribution of the Nautic Contributed Stock to the Purchaser under the Series E Purchase Agreement and (ii) the fact that neither the Nautic Seller Parties, the Company, the Purchaser Parent nor the Purchaser offered to any other Seller Party the opportunity to contribute any Stock to the Purchaser under the Series E Purchase Agreement (the “Released Claims”). Notwithstanding the foregoing, the Released Claims shall not include Claims that such Seller Party may have now or in the future against any Nautic Seller Party, the Company, the Purchaser Parent and the Purchaser with respect to or in any way relating to a breach of the immediately following sentence. The Purchaser and the Nautic Seller Parties represent and warrant to the Seller Parties that the price at which the Purchaser Parent Stock is being sold to the Nautic Seller Parties is the same as that being paid by the other Purchasers (as defined in the Series E Purchase Agreement).

10. INDEMNIFICATION AND RELATED MATTERS.

10.1 Indemnification. Subject to the limitations of Section 10.2,

(a)	(i) The Seller Parties, severally and not jointly on the basis set forth in clause (iii) below, on behalf of themselves and their respective successors and assigns, agree to indemnify and hold harmless, and pay on behalf of or reimburse, each of Purchaser, the Company, and their respective Subsidiaries, employees, officers, directors, managers, members, shareholders, partners, employees, agents, representatives, successors and assigns (the “Purchaser Indemnified Parties”) from and against any and all liabilities, obligations, damages, deficiencies, expenses, actions, suits, proceedings, demands, assessments, judgments, costs and expenses, including reasonable fees of a single attorney and accountant (collectively, “Damages”), resulting from or arising out of (x) any misrepresentation or breach of any representation, warranty or covenant on the part of Seller Parties under the terms of this Agreement (any such breaches by a Seller Party, a “Seller Party Breach”) and (y) any misrepresentation, breach or nonfulfillment of any representation or warranty on the part of the Company under the terms of this Agreement (any such breach, a “Company Breach”).

(ii) Subject to the limitations set forth in this Agreement, except in the case of Delaware common law fraud with respect to the representations and warranties contained herein by either the Company or the Sellers, without regard to knowledge of such fraud by any other person (collectively, “Fraud Claims”), the first source of payment of any Damages by any of the Seller Parties to Purchaser shall be against the Seller Indemnity Holdback Amount. If prior to April 1, 2010, Purchaser has not made any indemnification claims under this Agreement, the full amount of the Seller Indemnity Holdback Amount shall be paid by the Seller Representative to Seller Parties in accordance with their Pro Rata Shares (Seller Parties), and Seller Representative shall use commercially reasonable efforts to make such payments on or before April 3, 2010. If prior to April 1, 2010, Purchaser has made any indemnification claims under this Agreement, the Seller Representative shall use commercially reasonable efforts to pay on or before April 3, 2010 the remaining amount of the Seller Indemnity Holdback Amount minus the aggregate amount of any pending claims (the “Withheld Amounts”) to the Seller Parties in accordance with their Pro Rata Shares (Seller Parties). The Withheld Amounts shall continue to be held by the Seller Representative on behalf of the Seller Parties and, upon resolution of the related claims, shall be disbursed by the Seller Representative for distribution to Seller Parties in accordance with their Pro Rata Shares (Seller Parties), provided, however, that if a claim is resolved (in whole or in part) in Purchaser’s favor in accordance with this Article 10, the appropriate portion of the Withheld Amount shall, subject to the limitations set forth in this Article 10, be paid by the Seller Representative to the Purchaser, and any remaining portion shall be paid by the Seller Representative to the Seller Parties.

(iii) Each Seller Party shall be responsible for any indemnification claim pursuant to Section 10.1(a)(i) as follows: (x) with respect to a Company Breach, each Seller Party shall be liable for the portion of such Damages equal to his or its respective Pro Rata Share (Seller Party) and (y) with respect to a Seller Party Breach, the breaching Seller Party shall be liable for all such Damages with respect thereto. Pursuant to clause (ii) above, Damages shall be payable by any Seller Party from the Seller Indemnity Holdback Amount; provided that to the extent any Seller Party is responsible for Damages in excess of the portion of the Seller Indemnity Holdback Amount allocable to such Seller Party, any excess Damages shall be the sole responsibility of the applicable Seller Party.

(b) Purchaser, on behalf of itself and its successors and assigns, agrees to indemnify and hold harmless, and pay on behalf of or reimburse, each Seller Party and its respective employees, officers, directors, managers, members, shareholders, partners, employees, agents, representatives, successors and assigns (the “Seller Indemnified Parties”) from and against any and all Damages resulting from any misrepresentation, breach or nonfulfillment of (i) any representation, warranty or covenant on the part of Purchaser and (ii) any covenant of the Company after the Closing, in the case of clauses (i) and (ii), under the terms of this Agreement; provided that any claims for such Damages shall be made to Purchaser solely by and through the Seller Representative on behalf of any and all Seller Parties.

10.2 Survival of Representations, Warranties and Covenants; Limitations. The representations, warranties and covenants of the Company, the Seller Parties and of Purchaser contained in this Agreement shall survive the Closing, subject to the limitations in this Section 10.2.

(a) Time Limitations. No party shall have any liability (for indemnification or otherwise) for a breach of any representation, warranty or covenant unless such party is given notice asserting a claim with respect thereto and specifying the factual basis of the claim and extent of the Damages (in reasonable detail, to the extent then known or available), on or before April 1, 2010, except that:(A) any claim by a Purchaser Indemnified Party under Section 10.1(a) for (i) Fraud Claims or Excluded Claims shall be made not later than the expiration of the applicable statute of limitations, and (ii) breach of covenants that by their terms have a specified period of performance shall continue throughout such specified period; and (B) (i) any claim by the Seller Indemnified Parties under Section 10.1(b) for (i) breach of any covenant or representation and warranty by Purchaser for Fraud Claims or under Sections 8.1 (Organization and Good Standing), 8.2 (Authority Relative to Agreement), 8.3 (Effect of Agreement), 8.5 (No Brokers or Finders), or 9.2 (Tax Matters) shall be made not later than the expiration of the applicable statute of limitations, and (ii) breach of covenants that by their terms have a specified period of performance shall continue throughout such specified period.

(b) Dollar Limitations - Minimum. Seller Parties shall not be liable to Purchaser for indemnification under Section 10.1 for breach or nonfulfillment of any representations, warranties or covenants of the Seller Parties or the Company unless the amount of direct Damages (exclusive of indirect costs such as investigation or attorneys’ fees solely related to such investigation as to the existence of a breach) incurred by the Purchaser as a result of any breach or nonfulfillment exceeds in the aggregate the sum of $1,500,000, and then only to the extent that such Damages exceed such sum. The limitations set forth in the preceding sentence shall not apply to Damages resulting from Fraud Claims, Excluded Claims or any breach by the Seller Parties of any covenant to be performed by them under the terms of this Agreement.

(c) Dollar Limitations - Maximum. Subject to Sections 10.1(a)(ii), 10(a)(iii) and 10.2(b), the maximum aggregate liability of the Seller Parties to Purchaser under this Agreement shall be $11,000,000. The limitation set forth in the immediately preceding sentence shall not apply to Damages resulting from a Fraud Claim or (i) any Excluded Claim, or (ii) any breach by a Seller Party of any covenant to be performed by it under the terms of this Agreement; the maximum aggregate liability of any Seller Party with respect to Damages described in clauses (i) and (ii) shall be the cash proceeds received by such Seller Party pursuant to this Agreement.

(d) Notwithstanding anything herein to the contrary, the limitation set forth in Section 10.2(b) shall not apply to a breach of Section 7.6(c).

10.3 Procedures with Respect to Claims.

(a) Claims By the Parties. Any party shall give the other applicable party prompt written notice (and in any case, no later than the expiration of the claim period set forth in Section 10.2(a)) of any claim under this Agreement, which notice shall specify the basis for such claim including reasonable information regarding the facts or circumstances giving rise to the claim and a good faith estimate of the amount of Damages, whereupon the party receiving such notice shall have a period of twenty (20) Business Days to dispute in writing such claim or cure (if permitted by the Agreement) the circumstances giving rise to such claim and submit written verification of such cure. If the party receiving such notice fails to respond in writing, to provide reasonable written evidence disputing such claim or to provide written verification of cure within such twenty (20) Business Day period, the claim shall be conclusively deemed confirmed and agreed to as a liability of such party. Following receipt of the written response or written verification of its attempt to cure by the party receiving the notice, the party sending the initial notice shall have a period of twenty (20) Business Days to review such matters and determine if the claim is still applicable. If the party sending the initial notice does not accept in writing the response of the party receiving the notice, the parties shall work in good faith for a period of twenty (20) Business Days to resolve the dispute; provided that, if at the end of such twenty (20) Business Day period, the parties cannot reach agreement the matter shall be settled in accordance with Section 11.3 of this Agreement.

(b) Third-Party Claims. In order for it to assert a claim for indemnification under this Article 10, as promptly as reasonably possible after the commencement of any action or proceeding against the Company, any of the Company’s Subsidiaries or any party hereto which could give rise to a claim for indemnification under Section 10.1 (other than a Tax Contest, as to which the provisions of Section 9.2 rather than this Section 10.3 shall apply), the party seeking indemnification (the “Indemnified Party”) shall give notice to the party from whom indemnification is sought (the “Indemnifying Party”) pursuant to Section 10.2. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five (5) Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the action or proceeding. The Indemnifying Party shall then be entitled to participate in such action or proceeding and, to the extent that it shall wish, to assume the defense thereof with counsel reasonably satisfactory to such Indemnified Party and, after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party under Section 10.1 for any fees of other counsel or any other expenses, in each case subsequently incurred by such Indemnified Party in connection with the defense thereof. If an Indemnifying Party assumes the defense of such an action, (a) no compromise or settlement thereof may be effected by the Indemnifying Party without the Indemnified Party’s consent (which shall not be unreasonably withheld) unless (i) there is no finding or admission of any violation of Law or any violation of the rights of any Person by, and no effect on any other claims that may be made against, the Indemnified Party and (ii) the sole relief provided is monetary damages that are paid by the Indemnifying Party and (b) the Indemnifying Party shall have no liability with respect to any compromise or settlement thereof effected by the Indemnified Party without its consent (which shall not be unreasonably withheld). If the Indemnifying Party chooses to defend any action or proceeding, all the parties hereto shall cooperate in the defense or prosecution of such action or proceeding. Such cooperation shall include the retention by the Indemnified Party and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of non-confidential records and information that are reasonably relevant to such action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the Indemnified Party gives the Indemnifying Party notice of the commencement of any action and the Indemnifying Party does not, within 30 days after the Indemnified Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense thereof, the Indemnifying Party shall be bound by any determination made in such action or any compromise or settlement thereof effected by the Indemnified Party. Notwithstanding the foregoing, if an Indemnified Party provides the Indemnifying Party with evidence that there is a reasonable probability that an action may materially and adversely affect it or its Affiliates other than as a result of monetary damages, such Indemnified Party may, by written notice to the Indemnifying Party, assume the exclusive right to defend, compromise or settle such action, but the Indemnifying Party shall have no liability with respect to a judgment entered in any action so defended, or a compromise or settlement thereof entered into without its consent (which shall not be unreasonably withheld).

10.4 Calculation of Damages. Damages shall include, without limitation, the amount of any insurance deductible paid with respect to the claim. The amount of Damages payable by an Indemnifying Party under this Article 10 shall be (a) reduced by any insurance proceeds or other reimbursement arrangements, by way of indemnification or otherwise, recovered or recoverable by the Indemnified Party with respect to the claim for which indemnification is sought (whether or not the Indemnified Party chooses to pursue such recovery), (b) reduced by the net present value of any Tax benefits reasonably expected to be realized (calculated using a discount rate of 8%) by the Indemnified Party to the extent the claim for which indemnification is sought gives rise to a deductible loss or expense, and (c) determined without duplication of recovery by reason of the state of facts giving rise to such Damages constituting a breach of more than one representation, warranty, covenant or agreement. Except with regard to indemnification for claims actually paid to third parties, Damages payable by an Indemnifying Party under this Article 10 shall not include punitive damages, special damages, damages related to mental or emotional distress, or exemplary damages. Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes. Each Indemnified Party shall use reasonable efforts to mitigate any Damages for which it may claim indemnification under this Article 10; provided that the out-of-pocket costs of such mitigation shall be recoverable as Damages. When calculating the amount of Damages relating to breaches described in clauses (x) and (y) of Section 10.1(a)(i), “Material”, “material respects” and “Material Adverse Effects” qualifiers shall not be given effect (it being understood and agreed that such qualifiers shall be given effect when determining whether or not a breach has occurred).

10.5 Exclusive Remedy. Except for Fraud Claims, any claim or cause of action (whether such claim sounds in tort, contract or otherwise and including statutory rights and remedies) based upon, relating to or arising out of this Agreement or the Contemplated Transactions or otherwise in respect of the status, operations, condition or ownership of either party or its subsidiaries, or their respective businesses or properties on or prior to the Closing Date (including without limitation claims under Environmental Laws and other Laws giving rights to compensation, contribution or indemnification against present and former stockholders, members or control Persons of either party or its subsidiaries and any claims alleging fraudulent misrepresentation) must be brought by the other party in accordance with the provisions and applicable limitations of this Article 10, which shall constitute the sole and exclusive remedy of either party, its Affiliates, successors and assigns and all Persons who may claim any rights through such party, for any such claim or cause of action. In furtherance of the foregoing, the parties hereby waive, from and after the Closing, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action it may have against another party relating to the subject matter of this Agreement arising under or based upon any federal, state, local or foreign statute, law, ordinance, rule or regulation or otherwise. Notwithstanding anything to the contrary contained in this Agreement, the parties shall have no right to indemnification under Article 10 with respect to any Damage or alleged Damage if (i) a party shall have requested a reduction in the Closing Net Working Capital reflected on the Closing Statement on account of any matter forming the basis for such Damage or alleged Damage and shall have agreed, or the Accounting Firm shall have determined, that no such reduction is appropriate or (ii) any reserve with respect thereto was included on the Closing Statement, the Interim Financial Statements or Audited Financial Statements (but only to the extent of such reserve).

11. MISCELLANEOUS.

11.1 Entire Agreement. This Agreement, including all schedules and exhibits, contains, and is intended as, a complete statement of all of the terms (including representations and warranties regarding the Company and its Subsidiaries and their respective businesses) and the arrangements between the parties with respect to the matters provided for, supersedes any previous agreements and understandings between the parties with respect to those matters, and cannot be changed or terminated orally.

11.2 Further Assurances. From time to time, as and when requested by any party, the other parties shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the Contemplated Transactions.

11.3 Governing Law.

(a) This Agreement shall be governed by and construed in accordance with the law of the State of Delaware applicable to agreements made and to be performed therein.

(b) WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH PARTY HERETO HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE) INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH PARTY HERETO ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES HERETO THAT THIS SECTION 11.3(b) CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A

COPY OF THIS SECTION 11.3(b) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

(c) Consent to the Exclusive Jurisdiction of the Courts of Delaware.

(i) Each of the parties hereto hereby consents to the exclusive jurisdiction of the state courts of the State of Delaware and the United States District Court for the District of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, for the purpose of any suit, action or other proceeding arising out of, or in connection with, this Agreement or any of the transactions contemplated hereby or thereby, including, without limitation, any proceeding relating to ancillary measures in aid of arbitration, provisional remedies and interim relief, or any proceeding to enforce any arbitral decision or award.

(ii) Each party hereto hereby expressly waives any and all rights to bring any suit, action or other proceeding in or before any court or tribunal other than the courts of the State of Delaware and covenants that such party shall not seek in any manner to resolve any dispute other than as set forth herein or to challenge or set aside any decision, award or judgment obtained in accordance with the provisions hereof.

(iii) Each of the parties hereto hereby expressly waives any and all objections such party may have to venue, including, without limitation, the inconvenience of such forum, in any of such courts. In addition, each of the parties consents to the service of process by personal service or any manner in which notices may be delivered hereunder in accordance with Section 11.5.

11.4 Headings. The section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. All references in this Agreement to Sections, Schedules and Exhibits are to sections, schedules and exhibits to this Agreement, unless otherwise indicated.

11.5 Notices. All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by facsimile machine (with a confirmation copy sent by one of the other methods authorized in this Section), reputable commercial overnight delivery service (including Federal Express and U.S. Postal Service overnight delivery service) or, deposited with the U.S. Postal Service mailed first class, registered or certified mail, postage prepaid, as set forth below:

If to Seller Parties or Seller Representative, to:

CLC Group, Inc. c/o Nautic Management V, L.P.
50 Kennedy Plaza
12th Floor
Providence, Rhode Island 02903
Attention: Habib Y. Gorgi
Telecopier No.: (401) 278-6387

with a copy to:

Edwards Angell Palmer & Dodge LLP
2800 Financial Plaza
Providence, Rhode Island 02903-2499
Attention: Richard G. Small, Esq.
Telecopier No.: (401) 276-6625

If to Purchaser, to:

FleetCor Technologies Operating Company, LLC
c/o FleetCor Technologies, Inc.
655 Engineering Drive, Suite 300
Norcross, GA 30092
Attention: Sean Bowen, Senior Vice President and General Counsel
Telecopier No.: (770) 582-8236

with a copy to:

Burr & Forman LLP
171 17th Street, NW Suite 1100 Atlanta, GA 30363
Attention: Deborah Franz, Esq.
Telecopier No.: (404) 214-7926

If to Company, to:

CLC Group, Inc.
c/o Nautic Partners V, L.P.
50 Kennedy Plaza
12th Floor
Providence, Rhode Island 02903
Attention: Habib Y. Gorgi
Telecopier No.: (401) 278-6387

with a copy to:

Edwards Angell Palmer & Dodge LLP
2800 Financial Plaza
Providence, Rhode Island 02903-2499
Attention: Richard G. Small, Esq.
Telecopier No.: (401) 276-6625

Notices shall be deemed delivered and given upon the earlier to occur of (a) receipt by the party to whom such notice is directed, (b) if sent by facsimile machine, on the Business Day such notice is sent if sent (as evidenced by the facsimile confirmed receipt) prior to 5:00 p.m. Eastern Time and, if sent after 5:00 p.m. Eastern Time, on the Business Day after which such notice is sent, (c) on the first Business Day following the day the same is deposited with the commercial courier if sent by commercial overnight delivery service, or (d) the fifth Business Day following deposit thereof with the U.S. Postal Service as aforesaid. Each party, by notice duly given in accordance therewith may specify a different address for the giving of any notice hereunder.

11.6 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Except as contemplated by Section 9.4, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not party to this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made (by operation of law or otherwise) by Purchaser, on the one hand, without the prior written consent of Seller Representative, or by Seller Representative, on the other, without the prior written consent of Purchaser, and any attempted assignment without the required consent shall be void.

11.7 Counterparts; Signatures by Telecopy. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures sent by telecopy or PDF file shall constitute originals.

11.8 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

11.9 Seller Representative. Nautic Management V, L.P. (the “Seller Representative”) is hereby constituted to act as, and the Seller Parties do hereby appoint the Seller Representative as, the representative, agent and attorney-in-fact for the Seller Parties and their successors and assigns, effective immediately upon the signing hereof, for all purposes under this Agreement, including those for which the Seller Representative has specific authority hereunder, and the Seller Representative, by its respective signature below, agrees to serve in such capacity. The Seller Representative shall have the power and authority to take such actions on behalf of each Seller Party as the Seller Representative, in its sole judgment, may deem to be in the best interests of the Sellers or otherwise appropriate on all matters related to or arising from this Agreement. Notwithstanding any dispute or disagreement among the Sellers as may exist, each Seller Party hereby consents to the taking by the Seller Representative of any and all actions and the making of any decisions required or permitted to be taken by it under this Agreement, and acknowledges and agrees that notice served by the Purchaser to the Seller Representative in accordance with the provisions of this Agreement shall constitute notice to all of the Sellers. Purchaser shall be entitled to deal exclusively with the Seller Representative on all matters relating to this Agreement, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Seller by the Seller Representative, and on any other action taken or purported to be taken by the Seller Representative, and all of the foregoing shall be fully binding upon the Sellers. In no event shall Purchaser have any liability whatsoever to any Seller on account of the activities of the Seller Representative. A majority-in-interest of Seller Parties may elect to appoint another Person as Seller Representative at any time by ten (10) days written notice to Purchaser and such Person shall, from the date that is ten (10) days from Purchaser’s receipt of such notice, and after such Person’s execution of this Agreement, have all rights and obligations of the Seller Representative herein. Purchaser shall be entitled to rely on any such appointment in such notice. No change in the Seller Representative shall be effective as against the Purchaser or the Company until the Purchaser or the Company has received written notice thereof. Notwithstanding anything to the contrary set forth in this Agreement, the Seller Representative’s liabilities and obligations to Purchaser under this Agreement as a Seller shall in no manner be increased to any extent because of its role as Seller Representative hereunder and the Seller Representative shall have no liability to any Seller on account of its activities as the Seller Representative, except for acts of fraud or willful misconduct. The Seller Representative’s powers shall include, without limitation:

(a) executing and delivering all certificates, consents and other documents contemplated by this Agreement or as may be necessary or appropriate to effect the Contemplated Transactions;

(b) giving and receiving all notices, services of process and other communications relating to this Agreement;

(c) taking or refraining from taking any actions (whether by negotiation, settlement, litigation or otherwise) to resolve or settle all matters and disputes arising out of or related to this Agreement and the performance or enforcement of the obligations, duties and rights pursuant to this Agreement;

(d) taking all actions necessary or appropriate in connection with the defense and or settlement of any and all claims for which the Seller Parties may be required to provide indemnification pursuant to Article 10;

(e) the receiving and disbursement on behalf of all Sellers of the Purchase Price, the Seller Expense Holdback Amount and any interest and income earned thereon, the Seller Indemnity Holdback Amount and any interest and income earned thereon, it being acknowledged and agreed by each Seller Party that the amount of the Seller Indemnity Holdback Amount that is payable to each Seller Party may be reduced on account of amounts owed to Purchaser under Section 2.2 and Article 10;

(f) taking all actions necessary or appropriate in connection with any disputes regarding the adjustment of the Estimated Purchase Price pursuant to Section 2.2;

(g) taking all actions necessary or appropriate in the judgment of the Seller Representative to address the requirements hereunder with respect to the Other Option Holders; and

(h) taking all actions necessary or appropriate in the judgment of the Seller Representative to accomplish any of the foregoing.

Notwithstanding the provisions of this Section 11.9, the parties hereto acknowledge and agree that the Seller Representative shall act on each Seller Party’s behalf and in his, her or its name with respect to any claims for which such Seller Party (as opposed to the Seller Parties as a group) is solely liable in accordance with the terms hereof only as an agent to facilitate communication with respect thereto between such Seller Party and the Purchaser as specifically set forth herein, and shall only take action in respect of such claims upon a written instruction from such Seller Party. The Seller Representative shall as soon as practicable provide the applicable Seller Party with copies of any notices or other correspondence which it receives with respect to any claims described in the immediately preceding sentence.

The provisions of this Section 11.9 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Seller Party may have in connection with the Contemplated Transactions, and shall be binding upon the executors, heirs, legal representatives and successor trustees of each Seller Party.

11.10 Mutual Drafting. The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

11.11 Amendments. This Agreement may not be amended, modified, changed, waived or supplemented except by a writing duly executed by the Purchaser and the Seller Representative (which shall be binding on all of the Seller Parties); provided however, any such amendment, modification, change, waiver or supplement that materially and adversely affects a Seller Party in a manner that is different than the effect on the other Seller Parties shall not be effective against such Seller Party unless he or it consents in writing; provided further that the Seller Representative shall promptly deliver to each Seller Party a copy of any amendment, modification, change, waiver or supplement to this Agreement that it executes on behalf of the Seller Parties.

11.12 Retention of Counsel. In any dispute or proceeding arising under or in connection with this Agreement, the Seller Representative and the Sellers shall have the right, at their election, to retain the firm of Edwards Angell Palmer & Dodge LLP to represent them in such matter, and Purchaser, for itself, the Company, the Company’s Subsidiaries and each of their respective successors and assigns, hereby irrevocably waives and consents to any such representation in any such matter.

11.13 No Third Party Liability. This Agreement may only be enforced against the named parties hereto. All claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiations, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities or individuals that are expressly identified as parties hereto; and no officer, director, shareholder, employee or affiliate of any party hereto (including any Person negotiating or executing this Agreement on behalf of a party hereto) shall have any liability or obligation with respect to this Agreement or with respect to any claim or cause of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including a representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement).

[Signatures on Following Pages]

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the day and year first written above.

PURCHASER:

FLEETCOR TECHNOLOGIES OPERATING COMPANY, LLC

		By:	/s/ Ronald F. Clarke
		Name:	Ronald F. Clarke
		Title:	Chief Executive Officer

SELLER REPRESENTATIVE:		COMPANY:

NAUTIC MANAGEMENT V, L.P.		CLC GROUP, INC.

By: Nautic Management V, L.P.
Its: General Partner		By:	/s/ Peter W. Nelson
By:	/s/ Habib Y. Gorgi	Name: Title:	Peter W. Nelson Executive Vice President
Name: Title:	Habib Y. Gorgi Managing Director

SELLER PARTIES:

NAUTIC PARTNERS V, L.P. By: Nautic Management V, L.P. Its: General Partner		KENNEDY PLAZA PARTNERS III, LLC By: Nautic Management V, L.P. Its: Manager

By:	/s/ Habib Y. Gorge	By:	/s/ Habib Y. Gorgi
Name:	Habib Y. Gorgi	Name:	Habib Y. Gorgi
Title:	Managing Director	Title:	Managing Director

ANTARES CAPITAL CORPORATION		GENISPACE LLC

By:	/s/ Daniel J. Landis	By:	/s/ Benjamin H. Thomas
Name:	Daniel J. Landis	Name:	Benjamin H. Thomas
Title:	Duly Authorized Signatory	Title:	Manager

/s/ William J. Troyk William J. Troyk	/s/ Barry L. Downing Barry L. Downing

/s/ George Hansen George Hansen	/s/ Peter Nelson Peter Nelson

/s/ Timothy Downs Timothy Downs	/s/ Kyle Rogg Kyle Rogg

/s/ Glenn Jackson Glenn Jackson	/s/ Kevin Bauer Kevin Bauer

/s/ Jack DeBoer Jack DeBoer	/s/ Chris Stansbury Chris Stansbury

/s/ Steve Easterday Steve Easterday	/s/ Andrew Maner Andrew Maner

[End of Signature Pages to Stock Purchase Agreement]